HellerEhrman

December 2, 2003


03045311

Heller Ehrman White & McAuliffe
Solicitors and International Lawyers
海陸國際律師事務所
Simon Luk
Managing Partner, Hong Kong
Chairman, China Practice
sluk@hewm.com
Direct 2292 2222
Direct Fax 2292 2200
Main 852.2292.2000
Fax 852.2292.2200

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
DEC 15 2003
WASH. D.C.
181
SECTION

PROCESSED
JAN 07 2004
THOMSON
FINANCIAL

Ladies and Gentlemen:

SEC FILE NO. 82-5146

Re: Vodatel Networks Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

On behalf of Vodatel Networks Holdings Limited (the "Company"), S.E.C. File No. 82-5146, the enclosed copies of documents, are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's First Quarter Report 2004, dated November 13, 2003;

(2) The Company's announcement of the unaudited consolidated first quarterly results for the three months ended September 30, 2003, dated November 13, 2003, published (in both English and Chinese language) in the Company's public website;

dw 1/5

(3) The Company's notice of board of directors' meeting to be held on November 13, 2003, dated November 3, 2003, published (in both English and Chinese language) in the Company's public website;

(4) The Company's announcement of change of company secretary and qualified accountant, dated September 30, 2003, published (in both English and Chinese language) in the Company's public website;

(5) The Company's notice of annual general meeting to be held on November 24, 2003, dated September 29, 2003, published (in both English and Chinese language) in the Company's public website;

(6) The Company's announcement relating to Rule 17.20 of the GEM Listing Rules, dated September 26, 2003, published (in both English and Chinese language) in the Company's public website;

(7) The Company's Annual Report for the year ended June 30, 2003;

(8) The Company's announcement of the audited consolidated final results for the year ended June 30, 2003, dated September 22, 2003, published (in both English and Chinese language) in the Company's public website;

(9) The Company's notice of board of directors' meeting to be held on September 22, 2003, dated September 9, 2003, published (in both English and Chinese language) in the Company's public website;

(10) The Company's announcement of result of board meeting, dated August 8, 2003, published (in both English and Chinese language) in the Company's public website;

(11) The Company's announcement of amendment to the notice of closure of register of members, dated August 1, 2003, published (in both English and Chinese language) in the Company's public website;

(12) The Company's announcement of notice of closure of register of members, dated July 31, 2003, published (in both English and Chinese language) in the Company's public website; and

(13) The Company's announcement of notice of board of directors' meeting to be held on August 8, 2003, dated July 29, 2003.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

HellerEhrman

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,



Simon Luk

Enclosures

cc: Vodatel Networks Holdings Limited

H:\DLAI\ADR\37460\0001\10SEC


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛 達 利 網 絡 控 股 有 限 公 司 *

(incorporated in Bermuda with limited liability)

FIRST QUARTER REPORT

2004

* *For identification purpose only*

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Exchange ("GEM Listing Rules") for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

BUSINESS AND FINANCIAL HIGHLIGHTS

- Turnover amounted to HK$84 million and net profit of HK$0.7 million for the three months ended 30th September 2003
- Secured the first contract to install the self-developed Operation Support System ("OSS") at Guangdong China Telecom
- Finalized a business collaboration with a local partner to engage in the provision of large-scale public and wide area networking solutions in Vietnam
- Healthy financial position with cash balances amounting HK$148 million
- Successfully raised a US$15 million 3-year term loan

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") ended 30th September 2003 together with the comparative unaudited figures for the corresponding period in 2002 as follows:

		Three months ended 30th September	
		2003	**2002**
	Note	*HK$'000*	*HK$'000*
Turnover	3	83,715	86,893
Cost of sales		(64,492)	(63,967)
Gross profit		19,223	22,926
Other revenues		204	705
Selling and administrative expenses		(17,627)	(16,681)
Operating profit		1,800	6,950
Finance cost		(198)	(130)
Share of losses of associated companies		(276)	(275)
Profit before taxation		1,326	6,545
Taxation	4	(209)	(1,032)
Profit after taxation		1,117	5,513
Minority interests		(415)	186
Profit attributable to the shareholders		702	5,699
Dividends		—	—
Earnings per share (HK cents)	5		
— Basic		0.1	0.9
— Diluted		0.1	1.0

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Group during the Three-Month Period are as follows:

	Three months ended 30th September 2003							
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Statutory reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Profit attributable to shareholders	—	—	—	—	—	—	702	702
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(45)	—	—	(45)
Surplus on revaluation of non-trading securities	—	—	8,340	—	—	—	—	8,340
At 30th September 2003	97,676	702	4,182	35,549	63	49	149,848	288,069

Notes:

1. Basis of preparation

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the shares of the Company on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. Principal accounting policies

The accounting policies adopted are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 30th June 2003.

3. Turnover

The Group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods. Turnover recognized during the period are as follows:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	60,706	67,207
Sale of goods	23,009	19,686
Total turnover	83,715	86,893

4. Taxation

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the period. Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau. The profits tax in mainland China has been calculated at 33% on the estimated assessable profits of group companies operating in mainland China.

The amount of taxation charged to the consolidated profit and loss account represents:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	74	1,032
Mainland China profits tax	135	—
	209	1,032

There was no material unprovided deferred taxation for the period (2002: Nil).

5. Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Earnings		
Earnings for the purpose of basic earnings per share	702	5,699
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	46	109
Earnings for the purpose of diluted earnings per share	748	5,808
	'000	*'000*
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	613,819	607,984
Effect of dilutive potential ordinary shares:		
Share options	—	(3,843)
Convertible bonds	4,863	7,218
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,682	611,359

6. **Share Capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 30th September 2003 and 30th September 2002	2,000,000,000	200,000

	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 30th September 2002	607,984,000	60,798
Issue of share on exercise of convertible bonds	5,835,000	584
At 30th September 2003	613,819,000	61,382

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2002: Nil).

BUSINESS REVIEW

Data Networks Infrastructure

Although we have witnessed the lags from the restructuring of the telecommunications industry to gradually settle, we anticipated that the remaining of Year 2003 to be challenging for telecommunications players. While market competition has continued to put pressure on net margins, we continued to secure recurring business from our premium customer base, which comprised primarily of telecommunications service providers located in 20 provinces, municipalities and autonomous regions in China, for the upgrade and expansion of their data networks. Major upgrade and expansion projects awarded to us during the Three-Month Period included a HK$10.4 million contract from Hunan China Telecom, a HK$12.8 million from Shanghai China Telecom, a HK$4.2 million contract from Hebei China Telecom and a HK$9.5 million contract from Guangdong China Telecom.

During the Three-Month Period, in addition to realigning and consolidating our resources to penetrate into new customer groups, we have also finalized a partnership arrangement with a local partner to provide networking solutions to telecommunications service providers in Vietnam. This partnership, which combines the local presence and relationship networks of our local partner and the financial capabilities and technical experience of the Group in the construction of large-scale public and wide area networks, is another demographic move of the Group to become a regional player in the Asia Pacific Region.

Macau

The Macau SAR Government actively promoting e-government and preparing for the 2005 East Asian Games and the new gaming operators constructing new casinos and resorts have created a favourable business environment and numerous opportunities in Macau. During the Three-Month Period, we have commenced the development of the electronic government infrastructure integration solution for the Macau SAR Government and the installation of the voice, public address, access control, security, computer and networking systems at a major hotel. With the installation of the structural cabling system for a gaming operator at one of its prime sites to commence in due course, these projects will become reference sites of the Group, allowing the Group to further strengthen its well established position in Macau and to capture new business opportunities from the government and gaming operators.

Self-developed Products

Our partnership in Shanghai, which principally engages in the research, design, development, integration, marketing and sales of OSS, has successfully secured its first contract during the Three-Month Period. This contract from Guangdong China Telecom, not only signifies that the software has become a marketable and saleable product, but once again, proves that the Group's premium customer base provides a solid foundation for the Group to expand its revenue base.

During the Three-Month Period, we have also commenced the enhancement of the OSS. Our objective is to develop a software that allows telecommunications service providers to efficiently and effectively manage their data networks connected by equipment from multi-vendors by deploying a single OSS.

FINANCIAL REVIEW

With Year 2003 continuing to be a challenging year, the Group registered turnover of HK$84 million for the Three-Month Period, representing a mere drop of 3.7% over the corresponding period last year. Nevertheless, with market competition putting pressure on net margins, gross profit margin declined to 23%. During the period, through realigning and streamlining resources, severance payments resulted in an increase in selling and administration expenses. Coupled with the expenses incurred by our partnership in Shanghai that engages in the development of OSS, the Group reported net profit of HK$0.7 million for the Three-Month Period.

The Group continued to maintain a healthy capital structure. Cash on hand amounted to HK$148 million with debts including bank borrowings of HK$9.6 million raised to facilitate the operating activities of our subsidiary in mainland China and the US$1.25 million convertible bonds issued to Riverstone Networks, Inc. maturing on 28th February 2004. In September 2003, we successfully raised a US$15 million 3-year term loan (for further details, please refer to the section headed "Loan agreements with covenants relating to specific performance by the controlling shareholders"). These funds will further strengthen the Group's financial standing and well prepare the Group to pursue business expansion through acquisitions.

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

At 30th September 2003, the interests of the directors in the shares and underlying shares, all of which are long positions, of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under section 352 of the SFO or as notified to the Company were as follows:

	Number of ordinary shares/ underlying shares held			
	Personal interests	**Corporate interests**	**Total**	**Percentage of shareholding**
Mr. José Manuel dos Santos	600,000 *(note (a))*	293,388,000 *(note (e))*	293,988,000	48%
Mr. Yim Hong	8,257,500 (note (b))	—	8,257,500	1%
Mr. Kuan Kin Man	13,162,500 *(note (c))*	—	13,162,500	2%
Ms. Monica Maria Nunes	3,352,500 *(note (d))*	—	3,352,500	1%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Save as disclosed above, no directors, chief executive or their associates had any interest or short position in the shares or underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

At 30th September 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Number of ordinary shares	Percentage of shareholding
Eve Resources Limited	293,388,000	47.8%

The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests in equity or debt securities".

Save as disclosed above, at 30th September 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had not been notified of any substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital, other than those of the directors and chief executives as disclosed in the section headed "Directors' interests in equity or debt securities".

LOAN AGREEMENTS WITH COVEVANTS RELATING TO SPECIFIC PERFORMANCE BY THE CONTROLLING SHAREHOLDERS

On 26th September 2003, Vodatel Holdings Limited ("VHL"), a company incorporated in the British Virgin Islands with limited liability, which is a wholly owned subsidiary of the Company entered into a loan facility agreement ("Agreement") with Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, HSH Nordbank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Asia) Limited (collectively known as the "Lenders") and Standard Chartered Bank ("Agent") for a term loan facility of US$15,000,000. The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement.

The Company also executed the deed of guarantee and indemnity (the "Guarantee") in favour of the Agent and the Lenders on 26th September 2003 in respect of the obligations of VHL under the Agreement.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any controlling shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of the existing trust whereby the family members of Mr. José Manuel dos Santos are the discretionay objects and which assets include a controlling stake of 47.8% of the issued share capital of the Company ("Santos' Family Trust") (being the controlling shareholder (as defined in the GEM Listing Rules) of the Company) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between Mr. José Manuel dos Santos and the Company dated 12th August 2002 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

SHARE OPTIONS

On 26th September 2001, the Exchange announced certain amendments to Chapter 23 (Share Option Schemes) of the GEM Listing Rules, which became effective on 1st October 2001. Under the transitional arrangements stipulated in the amended Chapter 23 of the GEM Listing Rules, options already granted before 1st October 2001 are not affected by the amended rules and the Company may have to alter the terms of the existing share option scheme, or adopt a new share option scheme before further options could be granted. In order to comply with the amendments to the GEM Listing Rules and the announcement of the Exchange, the Company terminated the old scheme and adopted a new share option scheme (the "Scheme") at a Special General Meeting held on 5th November 2002.

On 30th June 2003, 17,178,000 share options under the old scheme were cancelled and under the Scheme, 3,300,000 share options were granted to the directors and 13,838,000 share options were granted to the employees of the Company. The exercise price is HK$0.42. Details of number of share options granted to each director are stated in the section headed "Director's interests in equity or debt securities". None of the share options granted had been exercised as at 30th September 2003.

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, who is the Chairman of the Company, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th November 2003


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

第一季度報告

2004

* *僅供識別*

香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦無須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司無須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》(「創業板上市規則」)的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何事實致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

業務及財務摘要

- 截至二〇〇三年九月三十日止三個月期間，營業額達84,000,000港元，純利為700,000港元

- 從廣東中國電信取得首份安裝自行開發的操作支援系統(「OSS」)合約。合約達5,000,000港元

- 落實與越南一名當地夥伴的業務合作，以於該地從事提供大型公用廣域網絡解決方案

- 財務狀況穩健，現金結存達148,000,000港元

- 成功籌集一筆為數15,000,000美元的三年有期貸款

第一季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二○○三年九月三十日止三個月(「三個月期間」)的經營業績，連同二○○二年同期未經審核比較數字如下：

		截至九月三十日止三個月	
		二○○三年	二○○二年
	附註	*千港元*	*千港元*
營業額	3	83,715	86,893
銷售成本		(64,492)	(63,967)
毛利		19,223	22,926
其他收益		204	705
銷售及行政開支		(17,627)	(16,681)
經營溢利		1,800	6,950
財務成本		(198)	(130)
應佔聯營公司虧損		(276)	(275)
除稅前溢利		1,326	6,545
稅項	4	(209)	(1,032)
除稅後溢利		1,117	5,513
少數股東權益		(415)	186
股東應佔溢利		702	5,699
股息		—	—
每股盈利(港仙)	5		
－基本		0.1	0.9
－攤薄		0.1	1.0

未經審核的儲備變動報表

於三個月期間的集團儲備變動如下：

	截至二ＯＯ三年九月三十日止三個月							
	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二ＯＯ三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
股東應佔溢利	—	—	—	—	—	—	702	702
海外附屬公司折算賬目產生的差額	—	—	—	—	(45)	—	—	(45)
非買賣證券重估的盈餘	—	—	8,340	—	—	—	—	8,340
於二ＯＯ三年九月三十日	97,676	702	4,182	35,549	63	49	149,848	288,069

附註：

1. 編製基準

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二ＯＯＯ年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. 主要會計政策

所採納的會計政策與編製本集團截至二ＯＯ三年六月三十日止年度的年度財務報表貫徹一致。

3. 營業額

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。期內已確認的營業額如下：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	*千港元*
數據網絡系統設計與開發及提供相關工程服務	60,706	67,207
貨品銷售	23,009	19,686
營業總額	83,715	86,893

4. 税項

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。澳門補充所得稅是按本集團在澳門經營的成員公司的期內估計應課稅溢利的15.75%計算。中國大陸企業所得稅是按本集團在中國大陸經營的成員公司的期內估計應課稅溢利的33%計算。

於綜合損益表內列賬的稅項金額如下：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	*千港元*
香港利得稅	—	—
澳門補充所得稅	74	1,032
中國大陸企業所得稅	135	—
	209	1,032

期內並無任何重大未撥備遞延稅項(二〇〇二年：無)。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	*千港元*
盈利		
用作計算每股基本盈利的盈利	702	5,699
潛在攤薄影響的普通股：		
可換股債券的利息	46	109
用作計算每股攤薄盈利的盈利	748	5,808
	千股	*千股*
股份數目		
用作計算每股基本盈利的普通股加權平均數	613,819	607,984
潛在攤薄影響的普通股：		
購股權	—	(3,843)
可換股債券	4,863	7,218
用作計算每股攤薄盈利的普通股加權平均數	618,682	611,359

6. **股本**

	法定 每股面值0.1港元的普通股	
	股份數目	*千港元*
於二〇〇三年九月三十日 及二〇〇二年九月三十日	2,000,000,000	200,000

	已發行及繳足 每股面值0.1港元的普通股	
	股份數目	*千港元*
於二〇〇二年九月三十日	607,984,000	60,798
因行使可換股債券而發行的股份	5,835,000	584
於二〇〇三年九月三十日	613,819,000	61,382

中期股息

董事會不建議派發三個月期間的中期股息(二〇〇二年：無)。

業務回顧

數據網絡基建

雖然目下所見，受電訊業的重整而至的市場緩慢已漸漸緩和，但我們預期二〇〇三年的餘下日子，對電訊同業而言，仍然充滿挑戰。雖然市場競爭不斷為淨利潤帶來壓力，但是我們仍可繼續從集團優越的基礎客戶群中獲取經常性業務，客戶基礎主要由中國二十個省、市及自治區的電訊服務供應商組成，我們為客戶提升及擴展數據網絡。於三個月期間內，我們獲批予的大規模升級及擴展項目，包括來自湖南中國電信的10,400,000港元合約、來自上海中國電信的12,800,000港元合約、來自河北中國電信的4,200,000港元合約及來自廣東中國電信的9,500,000港元合約。

於三個月期間內，除重新調配及鞏固我們的資源以進軍新客戶群外，我們亦已落實與越南一名當地夥伴的合夥經營安排，以向當地的電訊服務供應商提供網絡解決方案。該項合夥經營安排結合了我們的夥伴於當地的業務經營及關係網絡，以及本集團在興建大型公用廣域網絡的財力及技術經驗。這是本集團就發展亞太區業務再踏出一步。

澳門

澳門特區政府積極宣傳電子政府及為二〇〇五年東亞運動會作好準備，而新博彩經營商興建新賭場及渡假村，亦為澳門創造有利環境及締造不少商機。於三個月期間內，我們已開始為澳門特區政府開發電子政府基建整合解決方案，並於一間著名酒店安裝話音、有線廣播、接入控制、保安、電腦及網絡系統。隨著即將為一名博彩經營商於其中一個主要地點安裝佈線系統，該等項目將成為本集團可顯示實力的例子，使本集團可進一步鞏固其於澳門已建立起的地位，把握政府及博彩經營商所帶來的新商機。

自行開發產品

我們於上海主要從事研究、設計、開發、整合、推廣及銷售OSS的夥伴，已於三個月期間內成功取得其首份合約。該份來自廣東中國電信的合約，不僅標誌著這軟件已有銷路。並為可銷售產品，亦再次證明，本集團的優越客戶基礎是可為本集團擴大收益的穩固根基。

於三個月期間內，我們亦開始改進OSS。我們的目標，是開發一種軟件，可讓電訊服務供應商有效透過採用單一OSS，管理來自不同供應商的設備所連接的數據網絡。

財務回顧

二〇〇三年仍是充滿挑戰的年度，本集團於三個月期間錄得營業額84,000,000港元，較去年同期僅下降3.7%而已。儘管如此，市場競爭對淨利潤帶來壓力，邊際毛利下降至23%。期內，透過重新調配及精簡資源產生遣散費，因而令銷售及行政開支增加，加上來自一項從事開發OSS的上海合夥經營所產生的開支，本集團於三個月期間錄得純利700,000港元。

本集團持續維持健全的資本架構。本集團有手頭現金達148,000,000港元，債項包括籌集所得的9,600,000港元銀行借款，以進行我們於中國大陸的附屬公司的業務經營，以及向Riverstone Networks, Inc.發行於二〇〇四年二月二十八日到期的1,250,000美元可換股債券。於二〇〇三年九月，我們成功籌集一筆為數15,000,000美元的三年有期貸款(有關詳情載於「與控股股東特定履約有關的有契諾貸款協議」一節)。該等資金將進一步加強本集團的財務狀況，並為本集團透過收購尋求業務擴展作好準備。

董事於股本或債券的權益

於二〇〇三年九月三十日，各董事於本公司及其相聯法團(定義見證券及期貨條例)的股份及相關股份中，擁有記錄於本公司根據證券及期貨條例第352條須存置的登記冊或知會本公司的權益(全部均為好倉)如下:

	所持普通股／相關股份數目			股權
	個人權益	公司權益	總計	百分比
José Manuel dos Santos先生	600,000 *(附註(a))*	293,388,000 *(附註(e))*	293,988,000	48%
嚴康先生	8,257,500 *(附註(b))*	—	8,257,500	1%
關鍵文先生	13,162,500 *(附註(c))*	—	13,162,500	2%
Monica Maria Nunes女士	3,352,500 *(附註(d))*	—	3,352,500	1%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向其授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的一間公司以全權家族信託的信託人身份持有。

除上文所披露者外，董事、行政總裁或彼等的聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)的股份或相關股份中，概無擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二〇〇三年九月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會下列主要股東權益，即擁有本公司已發行股本5%或以上：

股東名稱	普通股數目	股權百分比
Eve Resources Limited	293,388,000	47.8%

Eve Resources Limited的所有已發行股本由José Manuel dos Santos先生全資擁有的公司持有。José Manuel dos Santos先生於本公司的權益於「董事於股本或債券的權益」一節中披露。

除上文所披露者外，於二〇〇三年九月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司並不知悉任何主要股東權益及淡倉，即本公司已發行股本5%或以上，惟於「董事於股本或債券的權益」一節所披露的董事及行政總裁除外。

與控股股東特定履約有關的有契諾貸款協議

於二〇〇三年九月二十六日，本公司於英屬處女群島註冊成立之全資附屬公司Vodatel Holdings Limited(「愛達利」)就一項達15,000,000美元之定期貸款融資與澳門商業銀行、中信嘉華銀行有限公司、德國北方銀行香港分行、中國工商銀行(亞洲)有限公司(以上統稱「貸款人」)及渣打銀行(「代理行」)訂立貸款融資協議(「協議」)。貸款乃用作一般企業用途及一般營運資金。愛達利只可於協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利須於協議日期後十八個月之日期起，連續分四期以相同金額每半年支付一次之分期款項償還所動用之貸款。儘管上述列明，根據協議之所有未償還款額須於協議日期後三十六個月之日期償還。

本公司亦於二〇〇三年九月二十六日，就愛達利根據協議之債務以貸款人及代理行為受益人簽署擔保及彌償保證契據(「擔保」)。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立之其他協議包括對任何控股股東施加特定履約責任之條件，而違反該責任將就貸款引致過失，而有關過失對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利向代理行及各貸款人承諾，彼等須各自確保：

(i) 現有信托之受托人，據此，José Manuel dos Santos先生之家族成員為信託受益人，其資產包括本公司已發行股本47.8%之控股股權(「Santos家族信託」)為本公司之控股股東(定義見創業板上市規則)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos先生與本公司於二〇〇二年八月十二日訂立之服務協議，未經代理行發出事先書面同意之情況下，並無予以修訂或終止：及

(ii) 在未經貸款人，而當中參與者佔貸款逾66²/₃%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66²/₃%之貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)之情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議之所有債務即時到期償還。

此節乃應創業板上市規則第17.20條之規定而發表。

購股權

於二○○一年九月二十六日，聯交所宣佈對創業板上市規則第23章(股份期權計劃)作出若干修訂，由二○○一年十月一日起開始生效。根據經修訂創業板上市規則第23章所訂明的過渡性安排，於二○○一年十月一日前已授出的購股權不受經修訂規則影響，本公司可修改現有購股權計劃的年期，或於可授出其他購股權之前採納一項新購股權計劃。為遵守創業板上市規則所作出的修訂及聯交所的公佈，本公司於二○○二年十一月五日舉行的股東特別大會上終止舊計劃及採納一項新購股權計劃(「該計劃」)。

於二○○三年六月三十日，根據舊計劃的17,178,000份購股權已註銷，並已根據該計劃授出3,300,000份購股權予本公司董事及13,838,000份購股權予僱員。購股權行使價為0.42港元，有關個別董事所得購股權詳情載於「董事於股本或債券的權益」一節。於二○○三年九月三十日，並無購股權獲行使。

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二○一二年十一月四日屆滿，以較早者為準。

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二〇〇〇年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括公司主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間內，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二〇〇三年十一月十三日



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司 *

(Incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast further profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Exchange takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This document, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on GEM of the Exchange ("GEM Listing Rules") for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this document is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this document misleading; and (3) all opinions expressed in this document have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

Business and Financial Highlights

- Turnover amounted to HK$84 million and net profit of HK$0.7 million for the three months ended 30th September 2003

- Secured the first contract to install the self-developed Operation Support System ("OSS") at Guangdong China Telecom

- Finalized a business collaboration with a local partner to engage in the provision of large-scale public and wide area networking solutions in Vietnam

- Healthy financial position with cash balances amounting HK$148 million

- Successfully raised a US$15 million 3-year term loan

FIRST QUARTER RESULTS

On behalf of the Board of the Directors (the "Board") of Vodatel Networks Holdings Limited (the "Company"), I am pleased to present the operating results of the Company and its subsidiaries (collectively, the "Group") for the three months ("Three-Month Period") ended 30th September 2003 together with the comparative unaudited figures for the corresponding period in 2002 as follows:

		Three months ended 30th September	
		2003	**2002**
	Note	*HK$'000*	*HK$'000*
Turnover	3	83,715	86,893
Cost of sales		(64,492)	(63,967)
Gross profit		19,223	22,926
Other revenues		204	705
Selling and administrative expenses		(17,627)	(16,681)
Operating profit		1,800	6,950
Finance cost		(198)	(130)
Share of losses of associated companies		(276)	(275)
Profit before taxation		1,326	6,545
Taxation	4	(209)	(1,032)
Profit after taxation		1,117	5,513
Minority interests		(415)	186
Profit attributable to the shareholders		702	5,699
Dividends		—	—
Earnings per share (HK cents)	5		
— Basic		0.1	0.9
— Diluted		0.1	1.0

UNAUDITED STAEMENT OF CHANGES IN RESERVES

Movements in reserves of the Group during the Three-Month Period are as follows:

	Three months ended 30th September 2003							
	Share premium	Capital redemption reserve	Investment revaluation reserve	Merger reserve	Exchange reserve	Statutory reserve	Retained earnings	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
At 1st July 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Profit attributable to shareholders	—	—	—	—	—	—	702	702
Exchange differences arising on translation of accounts of overseas subsidiaries	—	—	—	—	(45)	—	—	(45)
Surplus on revaluation of non-trading securities	—	—	8,340	—	—	—	—	8,340
At 30th September 2003	97,676	702	4,182	35,549	63	49	149,848	288,069

Notes:

1. **Basis of preparation**

The Company was incorporated in Bermuda as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended). In preparation for the listing of the shares of the Company on GEM, a group reorganisation was effected whereby the Company became the holding company of the Group. The shares of the Company were listed on GEM on 25th February 2000.

The combined results have been prepared in accordance with generally accepted accounting principles in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants.

All significant intra-group transactions and balances have been eliminated on combination.

2. **Principal accounting policies**

The accounting policies adopted are consistent with those followed in the preparation of the annual financial statements of the Group for the year ended 30th June 2003.

3. **Turnover**

The Group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods. Turnover recognized during the period are as follows:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Design and implementation of data networking systems and provision of related engineering services	60,706	67,207
Sale of goods	23,009	19,686
Total turnover	83,715	86,893

4. **Taxation**

No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the period. Macau complimentary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau. The profits tax in mainland China has been calculated at 33% on the estimated assessable profits of group companies operating in mainland China.

The amount of taxation charged to the consolidated profit and loss account represents:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Hong Kong profits tax	—	—
Macau complimentary profits tax	74	1,032
Mainland China profits tax	135	—
	209	1,032

There was no material unprovided deferred taxation for the period (2002: Nil).

5. **Earnings per share**

The calculation of the basic and diluted earnings per share is based on the following data:

	Three months ended 30th September	
	2003	**2002**
	HK$'000	*HK$'000*
Earnings		
Earnings for the purpose of basic earnings per share	702	5,699
Effect of dilutive potential ordinary shares:		
Interest on convertible bonds	46	109
Earnings for the purpose of diluted earnings per share	748	5,808
	'000	*'000*
Number of shares		
Weighted average number of ordinary shares for the purpose of basic earnings per share	613,819	607,984
Effect of dilutive potential ordinary shares:		
Share options	—	(3,843)
Convertible bonds	4,863	7,218
Weighted average number of ordinary shares for the purpose of diluted earnings per share	618,682	611,359

6. **Share Capital**

	Authorised Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 30th September 2003 and 30th September 2002	2,000,000,000	200,000
	Issued and fully paid Ordinary shares of HK$0.1 each	
	No. of shares	*HK$'000*
At 30th September 2002	607,984,000	60,798
Issue of share on exercise of convertible bonds	5,835,000	584
At 30th September 2003	613,819,000	61,382

INTERIM DIVIDEND

The Board does not recommend the payment of an interim dividend for the Three-Month Period (2002: Nil).

BUSINESS REVIEW

Data Networks Infrastructure

Although we have witnessed the lags from the restructuring of the telecommunications industry to gradually settle, we anticipated that the remaining of Year 2003 to be challenging for telecommunications players. While market competition has continued to put pressure on net margins, we continued to secure recurring business from our premium customer base, which comprised primarily of telecommunications service providers located in 20 provinces, municipalities and autonomous regions in China, for the upgrade and expansion of their data networks. Major upgrade and expansion projects awarded to us during the Three-Month Period included a HK$10.4 million contract from Hunan China Telecom, a HK$12.8 million from Shanghai China Telecom, a HK$4.2 million contract from Hebei China Telecom and a HK$9.5 million contract from Guangdong China Telecom.

During the Three-Month Period, in addition to realigning and consolidating our resources to penetrate into new customer groups, we have also finalized a partnership arrangement with a local partner to provide networking solutions to telecommunications service providers in Vietnam. This partnership, which combines the local presence and relationship networks of our local partner and the financial capabilities and technical experience of the Group in the construction of large-scale public and wide area networks, is another demographic move of the Group to become a regional player in the Asia Pacific Region.

Macau

The Macau SAR Government actively promoting e-government and preparing for the 2005 East Asian Games and the new gaming operators constructing new casinos and resorts have created a favourable business environment and numerous opportunities in Macau. During the Three-Month Period, we have commenced the development of the electronic government infrastructure integration solution for the Macau SAR Government and the installation of the voice, public address, access control, security, computer and networking systems at a major hotel. With the installation of the structural cabling system for a gaming operator at one of its prime sites to commence in

due course, these projects will become reference sites of the Group, allowing the Group to further strengthen its well established position in Macau and to capture new business opportunities from the government and gaming operators.

Self-developed Products

Our partnership in Shanghai, which principally engages in the research, design, development, integration, marketing and sales of OSS, has successfully secured its first contract during the Three-Month Period. This contract from Guangdong China Telecom, not only signifies that the software has become a marketable and saleable product, but once again, proves that the Group's premium customer base provides a solid foundation for the Group to expand its revenue base.

During the Three-Month Period, we have also commenced the enhancement of the OSS. Our objective is to develop a software that allows telecommunications service providers to efficiently and effectively manage their data networks connected by equipment from multi-vendors by deploying a single OSS.

FINANCIAL REVIEW

With Year 2003 continuing to be a challenging year, the Group registered turnover of HK$84 million for the Three-Month Period, representing a mere drop of 3.7% over the corresponding period last year. Nevertheless, with market competition putting pressure on net margins, gross profit margin declined to 23%. During the period, through realigning and streamlining resources, severance payments resulted in an increase in selling and administration expenses. Coupled with the expenses incurred by our partnership in Shanghai that engages in the development of OSS, the Group reported net profit of HK$0.7 million for the Three-Month Period.

The Group continued to maintain a healthy capital structure. Cash on hand amounted to HK$148 million with debts including bank borrowings of HK$9.6 million raised to facilitate the operating activities of our subsidiary in mainland China and the US$1.25 million convertible bonds issued to Riverstone Networks, Inc. maturing on 28th February 2004. In September 2003, we successfully raised a US$15 million 3-year term loan (for further details, please refer to the section headed "Loan agreements with covenants relating to specific performance by the controlling shareholders"). These funds will further strengthen the Group's financial standing and well prepare the Group to pursue business expansion through acquisitions.

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

At 30th September 2003, the interests of the directors in the shares and underlying shares, all of which are long positions, of the Company and its associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")), as recorded in the register maintained by the Company under section 352 of the SFO or as notified to the Company were as follows:

	Number of ordinary shares/ underlying shares held			
	Personal interests	**Corporate interests**	**Total**	**Percentage of shareholding**
Mr. José Manuel dos Santos	600,000 *(note (a))*	293,388,000 *(note (e))*	293,988,000	48%
Mr. Yim Hong	8,257,500 *(note (b))*	—	8,257,500	1%
Mr. Kuan Kin Man	13,162,500 *(note (c))*	—	13,162,500	2%
Ms. Monica Maria Nunes	3,352,500 *(note (d))*	—	3,352,500	1%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the section headed "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Save as disclosed above, no directors, chief executive or their associates had any interest or short position in the shares or underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY

At 30th September 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of the following substantial shareholder's interests, being 5% or more of the Company's issued share capital:

Name of shareholder	Number of ordinary shares	Percentage of shareholding
Eve Resources Limited	293,388,000	47.8%

The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, whose interests in the shares of the company are disclosed in the section headed "Directors' interests in equity or debt securities".

Save as disclosed above, at 30th September 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had not been notified of any substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital, other than those of the directors and chief executives as disclosed in the section headed "Directors' interests in equity or debt securities".

LOAN AGREEMENTS WITH COVEVANTS RELATING TO SPECIFIC PERFORMANCE BY THE CONTROLLING SHAREHOLDERS

On 26th September 2003, Vodatel Holdings Limited ("VHL"), a company incorporated in the British Virgin Islands with limited liability, which is a wholly owned subsidiary of the Company entered into a loan facility agreement ("Agreement") with Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, HSH Nordbank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Asia) Limited (collectively known as the "Lenders") and Standard Chartered Bank ("Agent") for a term loan facility of US$15,000,000. The purpose of the loan is for general corporate purposes and for general working capital. VHL may only drawdown the loan between the period commencing on and including the date of the Agreement and ending on the date 6 months thereafter. VHL shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Agreement. Notwithstanding the above, all outstanding amount under the Agreement shall be repaid on the date 36 months after the date of the Agreement.

The Company also executed the deed of guarantee and indemnity (the "Guarantee") in favour of the Agent and the Lenders on 26th September 2003 in respect of the obligations of VHL under the Agreement.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into other agreements that include a condition imposing specific performance obligations on any controlling shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and the Agreement, the Company and VHL undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the trustee of the existing trust whereby the family members of Mr. José Manuel dos Santos are the discretionay objects and which assets include a controlling stake of 47.8% of the issued share capital of the Company ("Santos' Family Trust") (being the controlling shareholder (as defined in the GEM Listing Rules) of the Company) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between Mr. José Manuel dos Santos and the Company dated 12th August 2002 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of the Lenders, the aggregate of whose participants exceeds 66⅔% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66⅔% of the undrawn balance of the commitment (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Agreement to be immediately due and payable.

This section is made pursuant to rule 17.20 of the GEM Listing Rules.

SHARE OPTIONS

On 26th September 2001, the Exchange announced certain amendments to Chapter 23 (Share Option Schemes) of the GEM Listing Rules, which became effective on 1st October 2001. Under the transitional arrangements stipulated in the amended Chapter 23 of the GEM Listing Rules, options already granted before 1st October 2001 are not affected by the amended rules and the Company may have to alter the terms of the existing share option scheme, or adopt a new share option scheme before further options could be granted. In order to comply with the amendments to the GEM Listing Rules and the announcement of the Exchange, the Company terminated the old scheme and adopted a new share option scheme (the "Scheme") at a Special General Meeting held on 5th November 2002.

On 30th June 2003, 17,178,000 share options under the old scheme were cancelled and under the Scheme, 3,300,000 share options were granted to the directors and 13,838,000 share options were granted to the employees of the Company. The exercise price is HK$0.42. Details of number of share options granted to each director are stated in the section headed "Director's interests in equity or debt securities". None of the share options granted had been exercised as at 30th September 2003.

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

COMPETING INTERESTS

None of the directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, who is the Chairman of the Company, and the two independent non-executive directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the Three-Month Period, neither the Company nor any or its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 13th November 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the date of its posting.

* *For identification purpose only*



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

網站：http://www.vodatelsys.com；www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司(「聯交所」)創業板的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司無須有過往溢利記錄，亦無須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他資深投資者。

由於創業板上市公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣之證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網頁刊登。上市公司無須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網頁，以便取得創業板上市發行人的最新資料。

聯交所對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本文件(愛達利網絡控股有限公司各董事願共同及個別對此負全責)乃遵照聯交所《創業板證券上市規則》(「創業板上市規則」)的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：(1)本文件所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何事實致使本文件所載任何內容產生誤導；及(3)本文件內表達的一切意見乃經審慎周詳的考慮後方作出，並以公平合理的基準和假設為依據。

業務及財務摘要

- 截至二○○三年九月三十日止三個月期間，營業額達84,000,000港元，純利為700,000港元。

- 從廣東中國電信取得首份安裝自行開發的操作支援系統（「OSS」）合約。合約達5,000,000港元。

- 落實與越南一名當地夥伴的業務合作，以於該地從事提供大型公用廣域網絡解決方案。

- 財務狀況穩健，現金結存達148,000,000港元。

- 成功籌集一筆為數15,000,000美元的三年有期貸款。

第一季業績

本人謹代表愛達利網絡控股有限公司(「本公司」)的董事會，欣然提呈本公司及其附屬公司(統稱「本集團」)截至二〇〇三年九月三十日止三個月(「三個月期間」)的經營業績，連同二〇〇二年同期未經審核比較數字如下：

	附註	截至九月三十日止三個月 二〇〇三年 千港元	二〇〇二年 千港元
營業額	3	83,715	86,893
銷售成本		(64,492)	(63,967)
毛利		19,223	22,926
其他收益		204	705
銷售及行政開支		(17,627)	(16,681)
經營溢利		1,800	6,950
財務成本		(198)	(130)
應佔聯營公司虧損		(276)	(275)
除稅前溢利		1,326	6,545
稅項	4	(209)	(1,032)
除稅後溢利		1,117	5,513
少數股東權益		(415)	186
股東應佔溢利		702	5,699
股息		–	–
每股盈利(港仙)	5		
－基本		0.1	0.9
－攤薄		0.1	1.0

、未經審核的儲備變動報表

於三個月期間的集團儲備變動如下：

	截至二〇〇三年九月三十日止三個月							
		資本贖回	投資重估					
	股份溢價	儲備	儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二〇〇三年七月一日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
股東應佔溢利	–	–	–	–	–	–	702	702
海外附屬公司折算賬目產生的差額	–	–	–	–	(45)	–	–	(45)
非買賣證券重估的盈餘	–	–	8,340	–	–	–	–	8,340
於二〇〇三年九月三十日	97,676	702	4,182	35,549	63	49	149,848	288,069

附註：

1. 編製基準

本公司根據百慕達一九八一年公司法(經修訂)在百慕達註冊成立為獲豁免有限公司。為籌備本公司股份在創業板上市而進行集團重組，本公司成為本集團的控股公司。本公司股份於二〇〇〇年二月二十五日在創業板上市。

合併業績的編製乃按香港公認會計原則及香港會計師公會發出的會計準則編製。

所有集團內部的重大交易及結餘已於合併時註銷。

2. 主要會計政策

所採納的會計政策與編製本集團截至二〇〇三年六月三十日止年度的年度財務報表貫徹一致。

3. **營業額**

本集團主要從事數據網絡系統設計、銷售與開發及提供相關工程服務及貨品銷售。期內已確認的營業額如下：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
數據網絡系統設計與開發及提供相關工程服務	60,706	67,207
貨品銷售	23,009	19,686
營業總額	83,715	86,893

4. **稅項**

本集團於回顧期間並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。澳門補充所得稅是按本集團在澳門經營的成員公司的期內估計應課稅溢利的15.75%計算。中國大陸企業所得稅是按本集團在中國大陸經營的成員公司的期內估計應課稅溢利的33%計算。

於綜合損益表內列賬的稅項金額如下：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
香港利得稅	–	–
澳門補充所得稅	74	1,032
中國大陸企業所得稅	135	–
	209	1,032

期內並無任何重大未撥備遞延稅項(二〇〇二年：無)。

5. 每股盈利

每股基本及攤薄盈利乃根據下列數據計算：

	截至九月三十日止三個月	
	二〇〇三年	二〇〇二年
	千港元	千港元
盈利		
用作計算每股基本盈利的盈利	702	5,699
潛在攤薄影響的普通股：		
可換股債券的利息	46	109
用作計算每股攤薄盈利的盈利	748	5,808
	千股	千股
股份數目		
用作計算每股基本盈利的普通股加權平均數	613,819	607,984
潛在攤薄影響的普通股：		
購股權	–	(3,843)
可換股債券	4,863	7,218
用作計算每股攤薄盈利的普通股加權平均數	618,682	611,359

6. 股本

	法定每股面值0.1港元的普通股	
	股份數目	千港元
於二〇〇三年九月三十日及二〇〇二年九月三十日	2,000,000,000	200,000

	已發行及繳足每股面值0.1港元的普通股	
	股份數目	千港元
於二〇〇二年九月三十日	607,984,000	60,798
因行使可換股債券而發行的股份	5,835,000	584
於二〇〇三年九月三十日	613,819,000	61,382

中期股息

董事會不建議派發三個月期間的中期股息(二〇〇二年：無)。

業務回顧

數據網絡基建

雖然目下所見，受電訊業的重整而至的市場緩慢已漸漸緩和，但我們預期二〇〇三年的餘下日子，對電訊同業而言，仍然充滿挑戰。雖然市場競爭不斷為淨利潤帶來壓力，但是我們仍可繼續從集團優越的基礎客戶群中獲取經常性業務，客戶基礎主要由中國二十個省、市及自治區的電訊服務供應商組成，我們為客戶提升及擴展數據網絡。於三個月期間內，我們獲批予的大規模升級及擴展項目，包括來自湖南中國電信的10,400,000港元合約、來自上海中國電信的12,800,000港元合約、來自河北中國電信的4,200,000港元合約及來自廣東中國電信的9,500,000港元合約。

於三個月期間內，除重新調配及鞏固我們的資源以進軍新客戶群外，我們亦已落實與越南一名當地夥伴的合夥經營安排，以向當地的電訊服務供應商提供網絡解決方案。該項合夥經營安排結合了我們的夥伴於當地的業務經營及關係網絡，以及本集團在興建大型公用廣域網絡的財力及技術經驗。這是本集團就發展亞太區業務再踏出一步。

澳門

澳門特區政府積極宣傳電子政府及為二〇〇五年東亞運動會作好準備，而新博彩經營商興建新賭場及渡假村，亦為澳門創造有利環境及締造不少商機。於三個月期間內，我們已開始為澳門特區政府開發電子政府基建整合解決方案，並於一間著名酒店安裝話音、有線廣播、接入控制、保安、電腦及網絡系統。隨著即將為一名博彩經營商於其中一個主要地點安裝佈線系統，該等項目將成為本集團可顯示實力的例子，使本集團可進一步鞏固其於澳門已建立起的地位，把握政府及博彩經營商所帶來的新商機。

自行開發產品

我們於上海主要從事研究、設計、開發、整合、推廣及銷售OSS的夥伴，已於三個月期間內成功取得其首份合約。該份來自廣東中國電信的合約，不僅標誌著這軟件已有銷路。並為可銷售產品，亦再次證明，本集團的優越客戶基礎是可為本集團擴大收益的穩固根基。

於三個月期間內，我們亦開始改進OSS。我們的目標，是開發一種軟件，可讓電訊服務供應商有效透過採用單一OSS，管理來自不同供應商的設備所連接的數據網絡。

財務回顧

二○○三年仍是充滿挑戰的年度，本集團於三個月期間錄得營業額84,000,000港元，較去年同期僅下降3.7%而已。儘管如此，市場競爭對淨利潤帶來壓力，邊際毛利下降至23%。期內，透過重新調配及精簡資源產生遣散費，因而令銷售及行政開支增加，加上來自一項從事開發OSS的上海合夥經營所產生的開支，本集團於三個月期間錄得純利700,000港元。

本集團持續維持健全的資本架構。本集團有手頭現金達148,000,000港元，債項包括籌集所得的9,600,000港元銀行借款，以進行我們於中國大陸的附屬公司的業務經營，以及向Riverstone Networks, Inc.發行於二○○四年二月二十八日到期的1,250,000美元可換股債券。於二○○三年九月，我們成功籌集一筆為數15,000,000美元的三年有期貸款（有關詳情載於「與控股股東特定履約有關的有契諾貸款協議」一節）。該等資金將進一步加強本集團的財務狀況，並為本集團透過收購尋求業務擴展作好準備。

董事於股本或債券的權益

於二○○三年九月三十日，各董事於本公司及其相聯法團（定義見證券及期貨條例）的股份及相關股份中，擁有記錄於本公司根據證券及期貨條例第352條須存置的登記冊或知會本公司的權益（全部均為好倉）如下：

	所持普通股／相關股份數目			
	個人權益	公司權益	總計	股權百分比
José Manuel dos Santos先生	600,000 (附註(a))	293,388,000 (附註(e))	293,988,000	48%
嚴康先生	8,257,500 (附註(b))	—	8,257,500	1%
關鍵文先生	13,162,500 (附註(c))	—	13,162,500	2%
Monica Maria Nunes女士	3,352,500 (附註(d))	—	3,352,500	1%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向其授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向其授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的一間公司以全權家族信託的信託人身份持有。

除上文所披露者外，董事、行政總裁或彼等的聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)的股份或相關股份中，概無擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二○○三年九月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會下列主要股東權益，即擁有本公司已發行股本5%或以上：

股東名稱	普通股數目	股權百分比
Eve Resources Limited	293,388,000	47.8%

Eve Resources Limited的所有已發行股本由José Manuel dos Santos先生全資擁有的公司持有。José Manuel dos Santos先生於本公司的權益於「董事於股本或債券的權益」一節中披露。

除上文所披露者外，於二○○三年九月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司並不知悉任何主要股東權益及淡倉，即本公司已發行股本5%或以上，惟於「董事於股本或債券的權益」一節所披露的董事及行政總裁除外。

與控股股東特定履約有關的有契諾貸款協議

於二〇〇三年九月二十六日，本公司於英屬處女群島註冊成立之全資附屬公司Vodatel Holdings Limited（「愛達利」）就一項達15,000,000美元之定期貸款融資與澳門商業銀行、中信嘉華銀行有限公司、德國北方銀行香港分行、中國工商銀行（亞洲）有限公司（以上統稱「貸款人」）及渣打銀行（「代理行」）訂立貸款融資協議（「協議」）。貸款乃用作一般企業用途及一般營運資金。愛達利只可於協議日期起（包括該日）直至其後六個月止日期期間動用貸款。愛達利須於協議日期後十八個月之日期起，連續分四期以相同金額每半年支付一次之分期款項償還所動用之貸款。儘管上述列明，根據協議之所有未償還款額須於協議日期後三十六個月之日期償還。

本公司亦於二〇〇三年九月二十六日，就愛達利根據協議之債務以貸款人及代理行為受益人簽署擔保及彌償保證契據（「擔保」）。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立之其他協議包括對任何控股股東施加特定履約責任之條件，而違反該責任將就貸款引致過失，而有關過失對本公司業務而言屬重大，本公司須作出披露。根據擔保及協議，本公司及愛達利向代理行及各貸款人承諾，彼等須各自確保：

(i) 現有信托之受托人，據此，José Manuel dos Santos先生之家族成員為信託受益人，其資產包括本公司已發行股本47.8%之控股股權（「Santos家族信託」）為本公司之控股股東（定義見創業板上市規則）於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos先生與本公司於二〇〇二年八月十二日訂立之服務協議，未經代理行發出事先書面同意之情況下，並無予以修訂或終止；及

(ii) 在未經貸款人，而當中參與者佔貸款逾66⅔%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66⅔%之貸款人發出事先書面同意（該項同意不得無理隱瞞反對或延遲）之情況下，Santos家族信託不得（無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行）自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據協議之所有債務即時到期償還。

此節乃應創業板上市規則第17.20條之規定而發表。

、購股權

於二〇〇一年九月二十六日，聯交所宣佈對創業板上市規則第23章(股份期權計劃)作出若干修訂，由二〇〇一年十月一日起開始生效。根據經修訂創業板上市規則第23章所訂明的過渡性安排，於二〇〇一年十月一日前已授出的購股權不受經修訂規則影響，本公司可修改現有購股權計劃的年期，或於可授出其他購股權之前採納一項新購股權計劃。為遵守創業板上市規則所作出的修訂及聯交所的公佈，本公司於二〇〇二年十一月五日舉行的股東特別大會上終止舊計劃及採納一項新購股權計劃(「該計劃」)。

於二〇〇三年六月三十日，根據舊計劃的17,178,000份購股權已註銷，並已根據該計劃授出3,300,000份購股權予本公司董事及13,838,000份購股權予僱員。購股權行使價為0.42港元，有關個別董事所得購股權詳情載於「董事於股本或債券的權益」一節。於二〇〇三年九月三十日，並無購股權獲行使。

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二〇一二年十一月四日屆滿，以較早者為準。

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無擁有與本集團業務構成競爭或可能構成競爭的業務權益。

審核委員會

本公司於二〇〇〇年二月十日，按照符合創業板上市規則第5.23及5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成，包括公司主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於三個月期間內，本公司或其任何附屬公司概無購買、出售或購回任何本公司上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二〇〇三年十一月十三日

本公佈將由刊登日期起在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 13th November, 2003 at 4:00 p.m. for the following purposes:

1 To consider and approve the unaudited consolidated results of the Company and its subsidiaries for the three months ended 30th September, 2003 (the "First Quarterly Results") and approve the draft announcement of the First Quarterly Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of an interim dividend, if any;

3 To consider the closure of the Register of Members, if necessary; and

4 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 3rd November, 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its posting.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會謹此公佈，董事會將於二○○三年十一月十三日下午四時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1)考慮及通過本公司及各附屬公司截至二○○三年九月三十日止三個月之未經審核綜合業績(「第一季度業績」)，並通過將第一季度業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2)考慮派付中期股息(如有)；

(3)考慮暫停辦理股份過戶登記手續(倘有需要)；及

(4)處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二○○三年十一月三日

本公佈將於刊登日期後在創業板網站「最新公司公告」內刊登最少七日。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief.- (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

CHANGE OF COMPANY SECRETARY AND QUALIFIED ACCOUNTANT

The board of directors of Vodatel Networks Holdings Limited (the "Company") announces that with effect from 1st October 2003:

(1) Subsequent to an internal staff movement, Mr. Cheung Yiu Leung will cease to be the Company Secretary and Qualified Accountant of the Company but will be transferred to MegaInfo Holdings Limited, a subsidiary of the Company, as their Financial Controller;

(2) Mr. Foo Chun Ngai Redford will be appointed as the Company Secretary and Qualified Accountant of the Company.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 30th September 2003

This announcement will remain on the GEM Website at www.hkgem.com on the "Latest Company Announcements" page for 7 days from the date of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

公司秘書兼合資格會計師之變動

愛達利網絡控股有限公司(「本公司」)董事會公佈，由二零零三年十月一日起：

(1)於作出內部員工調動後，張耀良先生將不再出任本公司之公司秘書兼合資格會計師，惟彼將會轉職至本公司之附屬公司萬佳訊控股有限公司*，出任該公司之財務總監；

(2)傅俊毅先生將會獲委任為本公司之公司秘書兼合資格會計師。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年九月三十日

本公佈將於刊登日期後在創業板網站www.hkgem.com「最新公司公告」內刊登七日及刊登在本公司網站www.vodatelsys.com內。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(Incorporated in Bermuda with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Fourth Annual General Meeting of Shareholders of the Company will be held at the Alexandra Room, 2/F, Mandarin Oriental Hong Kong, on Monday, 24th November 2003 at 3:00 p.m. for the following purposes:-

1. To receive and consider the audited financial statements and the reports of the directors of the Company ("Directors") and auditors for the year ended 30th June 2003.

2. To approve the payment of a final dividend for the year ended 30th June 2003.

3. To re-elect retiring Director.

4. To authorise the Board of Directors to fix Directors' remuneration.

5. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

6. To consider as special businesses and, if thought fit, pass the following resolutions as Ordinary Resolutions:-

   A. "**THAT**:-

      (a) subject to paragraph (c) of this Resolution, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for

any shares or convertible securities and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal value of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to options or otherwise) and issued by the Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as defined in paragraph (d) of this Resolution), (ii) the exercise of rights of subscription or conversion under the terms of any warrants issued by the Company or any securities which are convertible into shares of the Company, (iii) the exercise of any options granted under any option scheme or similar arrangement for the time being adopted by the Company or, (iv) any scrip dividend or similar arrangement providing for the allotment of shares in the capital of the Company in lieu of the whole or part of the cash payment for any dividend on shares of the Company pursuant to the Bye-Laws of the Company from time to time, shall not in aggregate exceed 20 per cent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:-

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting.

"Rights Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares of the Company or any class thereof whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares or class thereof (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange or any territory outside Hong Kong applicable to the Company)."

B. "**THAT**:-

(a) subject to paragraph (b) of this Resolution, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) of this Resolution) of all the powers of the Company to repurchase its own issued shares of HK$0.10 each in the capital of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or any other stock exchange on which the shares of the Company may be listed and recognised by the Securities and Futures Commission and the Stock Exchange for this purpose, subject to and in accordance with all applicable laws and requirements of the Rules Governing the Listing of Securities on the Growth Enterprise Market ("GEM") of the Stock Exchange or those of any other stock exchange as amended from time to time, be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company to be repurchased by the Company pursuant to the approval in paragraph (a) of this Resolution shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:-

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws of the Company or any applicable laws of Bermuda to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in Meeting."

C. "**THAT**:-

subject to the passing of the Ordinary Resolution Nos. 6A and 6B, the general mandate granted to the Directors to allot, issue and deal with additional securities pursuant to Resolution No. 6A be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares repurchased by the Company under the authority granted pursuant to Resolution No. 6B, provided that such amount of shares so repurchased shall not exceed 10 per cent of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution."

By order of the Board
VODATEL NETWORKS HOLDINGS LIMITED
José Manuel dos Santos
Chairman

Hong Kong, 29th September 2003

Registered Office:
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

Head Office and Principal Place of Business:
No. 74 da Rua da Felicidade
Edf. Vodatel
Taipa, Macau

Place of Business in Hong Kong:
Room 1401, 14th Floor
China Merchants Tower, Shun Tak Centre
168-200 Connaught Road
Central, Hong Kong

Notes:

1. The register of members of the Company will be closed from 19th November 2003 to 24th November 2003, both days inclusive, during which period no transfer of shares will be registered. All transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrars in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 p.m. on 18th November 2003.

2. Every member of the Company entitled to attend and vote at the Meeting is entitled to appoint one or more proxies (if a member who is the holder of two or more shares) to attend and vote in his stead. A proxy need not be a member of the Company.

3. To be valid, the instrument appointing a proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's principal place of business in Hong Kong at Room 1401, 14th Floor, China Merchants Tower, Shun Tak Centre, 168-200 Connaught Road Central, Hong Kong, not less than 48 hours before the appointed time for holding the Meeting.

4. An Explanatory Statement containing further details regarding Ordinary Resolution No. 6B above as required by the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange will be dispatched to the members of the Company together with the 2003 Annual Report.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting and on the Company's website at www.vodatelsys.com.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

股東週年大會通告

茲通告本公司將於二零零三年十一月二十四日星期一下午三時正假座文華東方酒店二樓亞歷山大廳舉行第四屆股東週年大會，以處理下列事務：

1. 省覽截至二零零三年六月三十日止年度的經審核財務報表、本公司董事(「董事」)及核數師的報告書。

2. 批准派付截至二零零三年六月三十日止年度的末期股息。

3. 重選退任董事。

4. 授權董事會釐定董事酬金。

5. 重新委任核數師及授權董事會釐定彼等的酬金。

6. 列為特別事項，考慮及酌情通過下列決議案為普通決議案：

(A)「**動議**：—

(a) 在本決議案下文(c)段的規限下，一般及無條件批准董事於有關期間(定義見本文)內行使本公司一切權力以配發、發行及處理本公司股本中的額外股份或可轉換為該等股份或購股權、認股權證的證券，或可認購任何股份或可換股證券的類似權利，並在可能須行使該等權力時作出或授出售股建議、協議及購股權；

(b) 本決議案(a)段所述的批准將授權董事於有關期間內作出或授出可能須在有關期間結束後行使該等權力的售股建議、協議及購股權；

(c) 董事根據本決議案(a)段所述的批准而配發或同意有條件或無條件配發及發行（不論是否根據購股權或其他原因而配發者）的股本面值總額（惟根據(i)供股（定義見本決議案(d)段）；或(ii)根據本公司發行的任何認股權證的條款行使認購權或轉換可轉換為本公司股份的任何證券；(iii)根據任何購股權計劃或本公司當時採納的類似安排行使任何購股權；或(iv)根據本公司不時生效的公司細則以任何股代息或類似安排藉配發股份以代替股份的全部或部份股息的現金款項而發行的股份，不得超過本決議案通過日期本公司已發行股本面值總額之20%；及本決議案的授權亦須受此限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力；

「供股」乃指董事於訂定的期間內向於指定記錄日期名列股東名冊的本公司股份或任何類別持有人按彼等當時的持股或類別比例根據提呈發售股份，配發、發行或授予本公司股份，惟董事有權就零碎股權或經考慮根據任何司法權區或任何認可監管機關或任何證券交易所的法例的任何限制或責任，作出其認為必要或權宜的豁免或其他安排。」

(B)「**動議**：－

(a) 根據本決議案(b)段，一般及無條件批准在董事會於有關期間（定義見本決議案(c)段）內行使本公司一切權力，在香港聯合交易所有限公司（「聯交所」）或任何其它本公司股份可能上市並經由證券及期貨事務監察委員會及聯交所就此認可的證券交易所，按照所有適用法例及規定及聯交所創業板證券上市規則或任何其它認可證券交易所不時修訂的規定，購回本公司股本中每股面值0.10港元的已發行股份；

(b) 本公司根據本決議案(a)段所述的批准在有關期間內購回的股份面值總額不得超過於本決議案通過日期本公司已發行股本面值總額之10%，上述授權亦須受此限制；及

(c) 就本決議案而言：

「有關期間」指本決議案通過日期起至下列三者中的較早日期止的期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 按本公司的公司細則或任何百慕達適用法例規定本公司須召開下屆股東週年大會的期限屆滿時；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或更改本決議案授予的權力。」

(C)「**動議**：一

待第6A項及第6B項普通決議案獲通過後，擴大授予董事根據第6A項配發、發行及處理額外證券的一般授權至包括本公司根據第6B項決議案授予的權力下所額外購回的股份面值總值，惟購回的股份面值不得超逾本公司於本決議案通過日期已發行股本面值總額之10%。」

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

二零零三年九月二十九日

註冊辦事處：
Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

總辦事處兼主要營業地點：
澳門氹仔
永福街74號
愛達利大廈

香港營業地點：
香港
干諾道中168-200號
信德中心招商局大廈
14樓1401室

附註：

1. 本公司將於二零零三年十一月十九日至二零零三年十一月二十四日（包括首尾兩日）暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。所有過戶文件連同有關股票最遲須於二零零三年十一月十八日下午四時正前送達本公司之香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下。

2. 有權出席本公司大會及投票表決的本公司股東，可委任一位或以上（倘股東持有兩股或以上股份）人士作為其受委代表出席大會及代其投票表決。受委代表不必為本公司股東。

3. 為使委任代表生效，委任代表的文據連同授權簽署代表委任表格的授權書或其他授權文件（指如有而言）或經公證人簽署證明的副本，最遲須於大會指定舉行時間四十八小時前送達本公司的香港主要營業地點，地址為香港干諾道中168-200號信德中心招商局大廈14樓1401室，方為有效。

4. 按照聯交所證券上市規則規定，一份載有有關上文第6B項普通決議案的詳情的説明文件，連同二零零三年年報將寄發予本公司股東。

本公佈（愛達利網絡控股有限公司各董事願共同及個別對此負全責）乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：－(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及(3)本公佈內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日及刊登在本公司之網站www.vodatelsys.com內。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to the Company. The directors of the Company, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statement in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

ANNOUNCEMENT
RELATING TO RULE 17.20 OF THE GEM LISTING RULES

On 26 September 2003, Vodatel entered into the Loan Facility Agreement for a term loan facility of US$15,000,000. The Company also executed the Guarantee in favour of the Agent and the Lenders on 26 September 2003 in respect of Vodatel's obligations under the Loan Facility Agreement.

The Guarantee imposes certain specific performance obligations on the Santos' Family Trust, being the controlling shareholder (as defined in the GEM Listing Rules) of the Company, and breach of such obligation will cause a default under the Loan Facility Agreement, which is significant to the operations of the Company.

This announcement is made pursuant to rule 17.20 of the GEM Listing Rules.

On 26 September 2003, Vodatel entered into the Loan Facility Agreement for a term loan facility of US$15,000,000. The purpose of the loan is for general corporate purposes and for general working capital. Vodatel may only

drawdown the loan between the period commencing on and including the date of the Loan Facility Agreement and ending on the date 6 months thereafter. Vodatel shall repay the loan drawn down by 4 consecutive equal semi-annual instalments commencing on the date 18 months after the date of the Loan Facility Agreement. Notwithstanding the above, all outstanding amount under the Loan Facility Agreement shall be repaid on the date 36 months after the date of the Loan Facility Agreement.

The Company also executed the Guarantee in favour of the Agent and the Lenders on 26 September 2003 in respect of Vodatel's obligations under the Loan Facility Agreement.

Under the GEM Listing Rules, the Company is required to make a disclosure where the Company or any of its subsidiaries enters into an agreement that includes a condition imposing specific performance obligations on any controlling shareholder and breach of such obligation will cause a default in respect of the loan that is significant to the operations of the Company. Under the Guarantee and Loan Facility Agreement, the Company and Vodatel undertake with the Agent and each of the Lenders that each of them shall procure that:

(i) the Santos' Family Trust (being the controlling shareholder (as defined in the GEM Listing Rules) of the Company) shall at all times have as its trust assets, directly or indirectly, not less than 35% of each class of the issued voting share capital in the Company and that the service agreement between Mr. José Manuel dos Santos and the Company dated 12 August 2002 is not amended or terminated without the prior written consent of the Agent; and

(ii) the Santos' Family Trust shall not (whether by a single transaction or a number of related or unrelated transactions and whether at the same time or over a period of time) voluntarily dispose of more than 5% of its shareholdings in the Company without the prior written consent of a Lenders' Majority (such consent not to be unreasonably withheld or delayed).

In default of the above undertaking, the Agent may declare all obligations under the Loan Facility Agreement to be immediately due and payable.

This announcement is made pursuant to rule 17.20 of the GEM Listing Rules.

DEFINITIONS

"Agent"	Standard Chartered Bank;
"Company"	Vodatel Networks Holdings Limited, a company incorporated in Bermuda with limited liability and the shares of which are listed on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited;
"GEM Listing Rules"	the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited;
"Group"	the Company and its subsidiaries;
"Guarantee"	the deed of guarantee and indemnity executed by the Company on 26 September, 2003 in favour of the Lenders and the Agent in respect of Vodatel's obligations under the Loan Facility Agreement;
"Lenders"	Banco Comercial de Macau S.A., CITIC Ka Wah Bank Limited, HSH Nordbank AG, Hong Kong Branch, Industrial and Commercial Bank of China (Asia) Limited, the Agent;
"Lenders' Majority"	the Lenders the aggregate of whose participants exceed 66 2/3% of the loan or if no advances have been made or are outstanding the aggregate of whose commitment exceed 66 2/3% of the undrawn balance of the commitment;
"Loan Facility Agreement"	the loan facility agreement entered on 26 September 2003 between Vodatel, the Lenders and the Agent in respect of term loan facility of US$15,000,000;
"Santos' Family Trust"	the trustee of the existing trust whereby the family members of Mr. José Manuel dos Santos' are the discretionary objects and which assets includes a controlling stake of 47.8% of the issued share capital of the Company; and

"Vodatel"	Vodatel Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, which is a wholly owned subsidiary of the Company.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 26 September 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for 7 days from the day of its posting and on the website of the Company at www.vodatelsys.com.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據《創業板證券上市規則》之規定提供有關本公司之資料。本公司各董事個別及共同對本公佈承擔全部責任。本公司各董事於作出一切合理諮詢後確認，就彼等所知及所信：(i)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(ii)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(iii)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

(網址：*http//www.vodatelsys.com; www.irasia.com/listco/hk/vodatel*)

有關創業板上市規則第17.20條之
公　佈

於二零零三年九月二十六日，愛達利就一項金額達15,000,000美元之定期貸款融資訂立貸款融資協議。本公司亦於二零零三年九月二十六日，就愛達利根據貸款融資協議之債務向代理行及貸款人出具擔保。

擔保對本公司控股股東(定義見創業板上市規則) Santos' 家族信託施加若干特定履約責任，而違反該責任將引致貸款融資協議之過失，對本公司業務而言屬重大。

本公佈乃應創業板上市規則第17.20條之規定發表。

於二零零三年九月二十六日，愛達利就一項達15,000,000美元之定期貸款融資訂立貸款融資協議。貸款乃用作一般企業用途及一般營運資金。愛達利只可於貸款融資協議日期起(包括該日)直至其後六個月止日期期間動用貸款。愛達利須於貸款融資協議日期後十八個月之日期起，連續分四期以相同金額每半年支付一次之分期款項償還所動用之貸款。儘管上述列明，根據貸款融資協議之所有未償還款額須於貸款融資協議日期後三十六個月之日期償還。

本公司亦於二零零三年九月二十六日，就愛達利根據貸款融資協議之債務以代理行及貸款人為受益人簽署擔保。

根據創業板上市規則，倘本公司或其任何附屬公司所訂立之協議包括對任何控股股東施加特定履約責任之條件，而違反該責任將就貸款引致過失，而有關過失對本公司業務而言屬重大，本公司須作出披露。根據擔保及貸款融資協議，本公司及愛達利向代理行及各貸款人承諾，彼等須各自確保：

(i) Santos' 家族信託為本公司之控股股東(定義見創業板上市規則)於任何時間均須直接或間接持有不少於本公司各類已發行具投票權股本35%作為其信託資產，而José Manuel dos Santos先生與本公司於二零零二年八月十二日訂立之服務協議，未經代理行發出事先書面同意之情況下，並無予以修訂或終止：及

(ii)在未經過半數貸款人發出事先書面同意(該項同意不得無理隱瞞反對或延遲)之情況下，Santos家族信託不得(無論以單一交易或多項相關或無關交易及無論同時或於某段期間內進行)自願出售其於本公司股權5%以上。

倘未能履行上述承諾，代理行可宣佈根據貸款融資協議之所有債務即時到期償還。

本公司乃應創業板上市規則第17.20條之規定發表。

釋義

「代理行」	指	渣打銀行；
「本公司」	指	愛達利網絡控股有限公司，一間於百慕達註冊成立之有限公司，其股份於香港聯合交易所有限公司創業板上市；
「創業板上市規則」	指	香港聯合交易所有限公司創業板證券上市規則；
「本集團」	指	本公司及其附屬公司；
「擔保」	指	本公司於二零零三年九月二十六日，就愛達利根據貸款融資協議之債務以貸款人及代理行為受益人簽署之擔保及彌償保證契據；
「貸款人」	指	澳門商業銀行、中信嘉華銀行有限公司、德國北方銀行香港分行及中國工商銀行(亞洲)有限公司、代理行；
「過半數貸款人」	指	貸款人，而當中參與者佔貸款逾66⅔%，或倘並無提供墊款或尚未償還，則指其承諾佔未動用承諾餘額逾66⅔%之貸款人；

「貸款融資協議」	指	愛達利、貸款人及代理行於二零零三年九月二十六日就金額達15,000,000美元之定期貸款融資訂立之貸款融資協議；
「Santos'家族信託」	指	現有信託之受託人，據此，José Manuel dos Santos先生之家族成員為14億信託受益人，其資產包括本公司已發行股本47.8%之控股股權；及
「愛達利」	指	Vodatel Holdings Limited，一間於英屬處女群島註冊成立之公司，為本公司之全資附屬公司

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年九月二十六日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日及刊登於本公司網站www.vodatelsys.com。

* 僅供識別



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

Websites: http://www.vodatelsys.com; www.irasia.com/listco/hk/vodatel

CHARACTERISTICS OF THE GROWTH ENTERPRISE MARKET ("GEM") OF THE STOCK EXCHANGE OF HONG KONG LIMITED (THE "EXCHANGE")

GEM has been established as a market designed to accommodate companies to which a high investment risk may be attached. In particular, companies may list on GEM with neither a track record of profitability nor any obligation to forecast future profitability. Furthermore, there may be risks arising out of the emerging nature of companies listed on GEM and the business sectors or countries in which the companies operate. Prospective investors should be aware of the potential risks of investing in such companies and should make the decision to invest only after due and careful consideration. The greater risk profile and other characteristics of GEM mean that it is a market more suited to professional and other sophisticated investors.

Given the emerging nature of companies listed on GEM, there is a risk that securities traded on GEM may be more susceptible to high market volatility than securities traded on the Main Board and no assurance is given that there will be a liquid market in the securities traded on GEM.

The principal means of information dissemination on GEM is publication on the Internet website operated by the Exchange. Listed companies are not generally required to issue paid announcements in gazetted newspapers. Accordingly, prospective investors should note that they need to have access to the GEM website in order to obtain up-to-date information on GEM-listed issuers.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: - (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

* *For identification purpose only*

HIGHLIGHTS FOR THE FINANCIAL YEAR ENDED 30TH JUNE 2003

- Despite a very difficult year due to the restructuring of the telecommunications industry, announced our eighth consecutive profitable year, with turnover of HK$388.8 million and net profit of HK$10.6 million;
- Proposed a final dividend of 0.5 HK cent per share, equating total dividend of 1.5 HK cents for the fiscal year;
- Successfully expanded our geographical footprints from 18 to 20 provinces, municipalities and autonomous regions in the PRC and secured contracts from new customers groups;
- Capitalized on our established presence in Macau, successfully secured contracts from the Macau SAR Government and a gaming operator;
- Made our first move into the Asia Pacific Region by participating in a consortium that exclusively operates and provides telecommunications services to the citizens of East Timor;
- Completed the development of Operation Support Systems, with our first contract win in September 2003; and
- Submitted an application for the separate listing of MegaInfo's shares on the Growth Enterprise Market of the Stock Exchange of Hong Kong.

RESULTS

The Board of Directors is pleased to announce the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 30th June 2003, together with the comparative audited figures for the corresponding year ended 30th June 2002 as follows:

	Note	**2003** *HK$'000*	**2002** *HK$'000*
Turnover	2	388,794	601,108
Cost of sales		(301,986)	(448,860)
Gross profit		86,808	152,248
Other revenues	2	5,886	4,237
Selling expenses		(8,773)	(13,539)
Administrative expenses		(68,108)	(72,585)
Operating profit	3	15,813	70,361
Finance cost	4	(635)	(173)
Share of losses of associated companies		(2,488)	(876)
Profit before taxation		12,690	69,312
Taxation	5	(2,658)	(10,557)
Profit after taxation		10,032	58,755
Minority interests		562	(1,763)
Profit attributable to shareholders		10,594	56,992
Dividends	6	9,207	9,120
Basic earnings per share	7	1.74 cents	9.37 cents
Fully diluted earnings per share	7	1.74 cents	9.33 cents

Movement in reserves of the Group during the year were as follows:

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2001 (as previously reported)	86,590	702	145	35,549	—	96,867	219,853
Effect of adopting SSAP 9 (revised)	—	—	—	—	—	12,160	12,160
At 1st July 2001 (restated)	86,590	702	145	35,549	—	109,027	232,013
Deficit on revaluation of non-trading securities	—	—	(2,517)	—	—	—	(2,517)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	(10)	—	(10)
Profit attributable to shareholders	—	—	—	—	—	56,992	56,992
2000/2001 Final dividend paid	—	—	—	—	—	(12,160)	(12,160)
2001/2002 Interim dividend paid	—	—	—	—	—	(6,080)	(6,080)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238
Representing:							
2001/2002 Final dividend proposed							3,040
Reserves at 30th June 2002							265,198
							268,238
Company and subsidiaries	86,590	702	(2,372)	35,549	(10)	151,264	271,723
Associated companies	—	—	—	—	—	(3,485)	(3,485)
At 30th June 2002	86,590	702	(2,372)	35,549	(10)	147,779	268,238

Movement in reserves of the Group during the year were as follows: (Continued)

	Share premium HK$'000	Capital redemption reserve HK$'000	Investment revaluation reserve HK$'000	Merger reserve HK$'000	Exchange reserve HK$'000	Statutory reserve HK$'000	Retained earnings HK$'000	Total HK$'000
At 1st July 2002	86,590	702	(2,372)	35,549	(10)	—	147,779	268,238
Share premium on issuance of share	11,086	—	—	—	—	—	—	11,086
Surplus on revaluation of non-trading securities	—	—	114	—	—	—	—	114
Release of unrealised gain previously recorded and disposed of during the year	—	—	(1,900)	—	—	—	—	(1,900)
Exchange differences arising on translation of accounts of overseas subsidiaries and an associated company	—	—	—	—	118	—	—	118
Provision of Macau statutory reserve	—	—	—	—	—	49	(49)	—
Profit attributable to shareholders	—	—	—	—	—	—	10,594	10,594
2001/2002 Final dividend paid	—	—	—	—	—	—	(3,040)	(3,040)
2002/2003 Interim dividend paid	—	—	—	—	—	—	(6,138)	(6,138)
At 30th June 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072
Representing:								
2002/2003 Final dividend proposed								3,069
Reserves at 30th June 2003								276,003
								279,072
Company and subsidiaries	97,676	702	(4,158)	35,549	108	49	155,014	284,940
Associated companies	—	—	—	—	—	—	(5,868)	(5,868)
At 30th June 2003	97,676	702	(4,158)	35,549	108	49	149,146	279,072

Segment reporting

Primary reporting format - business segments

The group is organised into two main business segments:

- Design, sale and implementation of data networking systems and provision of related engineering services
- Sale of goods

There are no sales or other transactions between the business segments.

	Design, sale and implementation of data networking systems and provision of related engineering services 2003 *HK$'000*	Sale of goods 2003 *HK$'000*	Group 2003 *HK$'000*
Turnover	321,453	67,341	388,794
Segment results	21,156	7,252	28,408
Unallocated income			5,886
Unallocated cost			(18,481)
Operating profit			15,813
Finance cost			(635)
Share of losses of associated companies			(2,488)
Profit before taxation			12,690
Taxation			(2,658)
Profit after taxation			10,032
Minority interests			562
Profit attributable to shareholders			10,594
Segment assets	239,530	38,091	277,621
Investments in associated companies			5,257
Unallocated assets			208,944
Total assets			491,822
Segment liabilities	27,705	21,434	49,139
Unallocated liabilities			102,229
Total liabilities			151,368
Unallocated capital expenditure			10,682
Unallocated depreciation			2,503
Unallocated impairment charge			2,168
Other non-cash expenses	8,921	1,315	10,236
Unallocated non-cash expenses			176

Primary reporting format - business segments (Continued)

	Design, sale and implementation of data networking systems and provision of related engineering services 2002 *HK$'000*	Sale of goods 2002 *HK$'000*	Group 2002 *HK$'000*
Turnover	521,582	79,526	601,108
Segment results	69,994	15,931	85,925
Unallocated income			4,237
Unallocated cost			(19,801)
Operating profit			70,361
Finance cost			(173)
Share of losses of associated companies			(876)
Profit before taxation			69,312
Taxation			(10,557)
Profit after taxation			58,755
Minority interests			(1,763)
Profit attributable to shareholders			56,992
Segment assets	275,777	26,392	302,169
Investments in associated companies			6,591
Unallocated assets			243,515
Total assets			552,275
Segment liabilities	86,733	11,732	98,465
Unallocated liabilities			124,774
Total liabilities			223,239
Unallocated capital expenditure			5,743
Unallocated depreciation			2,210
Unallocated impairment charge			1,674
Other non-cash expenses	117	26	143
Unallocated non-cash expenses			2,998

Secondary reporting format - geographical segment

The group is engaged in the design, sale and implementation of data networking systems and provision of related engineering services, and sale of goods in two main geographical areas, namely the People's Republic of China (the "PRC") and Macau and Hong Kong. The PRC, for the purpose of these accounts, excludes Macau and Hong Kong.

There are no sales or other transactions between the geographical segments.

	Turnover 2003 *HK$'000*	Segment result 2003 *HK$'000*	Total assets 2003 *HK$'000*	Capital expenditure 2003 *HK$'000*
The PRC	334,641	27,863	155,854	—
Macau and Hong Kong	54,153	545	121,767	—
	388,794	28,408	277,621	—
Unallocated income		5,886		
Unallocated cost		(18,481)		
Operating profit		15,813		
Investments in associated companies			5,257	
Unallocated assets			208,944	
Total assets			491,822	
Unallocated capital expenditure				10,682

Secondary reporting format - geographical segment (Continued)

	Turnover 2002 *HK$'000*	Segment result 2002 *HK$'000*	Total assets 2002 *HK$'000*	Capital expenditure 2002 *HK$'000*
The PRC	541,906	81,300	113,402	—
Macau and Hong Kong	59,202	4,625	188,767	—
	601,108	85,925	302,169	—
Unallocated income		4,237		
Unallocated cost		(19,801)		
Operating profit		70,361		
Investments in associated companies			6,591	
Unallocated assets			243,515	
Total assets			552,275	
Unallocated capital expenditure				5,743

Notes to the accounts

1. **Basis of preparation of the accounts**

(a) The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). They have been prepared under the historical cost convention except that non-trading securities are stated at fair value.

(b) In the current year, the Group adopted Statement of Standard Accounting Practice ("SSAP") No. 34 (revised) "Employee benefits" issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2002. The adoption of SSAP No. 34 had no material impact on the preparation of the accounts.

2. **Revenues and Turnover**

Revenue from the design, sale and implementation of data networking systems and the provision of related engineering services is recognised upon the transfer of risks and rewards of ownership which generally coincides with the time when the systems are delivered to customers.

Revenue from the sale of goods is recognised on the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and the title has passed.

Interest income is recognised on a time proportion basis, taking account of the principal amounts outstanding and the interest rates applicable.

Dividend income is recognised when the right to receive payment is established.

The Group is principally engaged in the design, sale and implementation of data networking systems and provision of related engineering services and sale of goods. Revenues recognised during the year are as follows:

	2003	**2002**
	HK$'000	*HK$'000*
Turnover		
Design, sale and implementation of data networking systems and provision of related engineering services	321,453	521,582
Sale of goods	67,341	79,526
	388,794	601,108
Other revenues		
Dividend income	650	649
Interest income	1,851	3,588
Gain on disposal of investment in an non-trading security	2,717	—
Commission income	668	—
	5,886	4,237
Total revenues	394,680	605,345

3. Operating profit

Operating profit is stated after crediting and charging the followings:

	2003	2002
	HK$'000	*HK$'000*
Crediting		
Net exchange gain	—	1,654
Realised gain on disposal of non-trading security	2,717	—
Charging		
Amortisation of goodwill	145	—
Auditors' remuneration	1,217	1,217
Cost of inventories sold	272,614	418,716
Depreciation of fixed assets	2,503	2,210
Directors' and senior management's emoluments	8,233	13,869
Impairment of goodwill	840	—
Impairment of investments in non-trading securities	1,328	1,674
Loss on disposal of fixed assets	8	2
Net exchange loss	224	—
Operating leases in respect of land and buildings	2,792	2,674
Pension cost (defined contribution plans) and social security cost	861	653
Provision for advance to an associated company	168	2,996
Research and development costs	116	159
Staff costs (excluding directors' emoluments)	18,977	17,790
Write-down of inventories to net realisable value	10,236	141

4. Finance cost

	2003	2002
	HK$'000	*HK$'000*
Interest on convertible bonds	635	173

5. Taxation

The taxation charge comprises:

	2003	2002
	HK$'000	*HK$'000*
Hong Kong profits tax *(note a)*	—	—
Macau complementary profits tax *(note b)*	2,392	10,274
PRC profits tax *(note c)*	266	283
	2,658	10,557

(a) No provision for Hong Kong profits tax has been made in the accounts as the Group does not have any estimated assessable Hong Kong profits for the year.

(b) Macau complementary profits tax has been calculated at 15.75% on the estimated assessable profits of group companies operating in Macau.

(c) The PRC profits tax has been calculated at 33% on the estimated assessable profits of group companies operating in the PRC.

(d) There was no material unprovided deferred taxation for the year (2002: Nil).

6. **Dividends**

	2003	**2002**
	HK$'000	*HK$'000*
Interim, paid for 2002/2003, of HK$0.01 (2001/2002: HK$0.01) per ordinary share	6,138	6,080
Final, proposed for 2002/2003, of HK$0.005 (2001/2002: HK$0.005) per ordinary share	3,069	3,040
	9,207	9,120

Notes:

(a) At a meeting held on 22nd September 2003, the directors proposed a final dividend of 0.5 HK cent (2002: 0.5 HK cents) per share to be paid to the shareholders whose names appear on the register of members of the Company on 24th November 2003. The dividend will be payable on 12th December 2003. This proposed dividend is not reflected as a dividend payable in these accounts, but will be reflected as an appropriation of retained earnings for the year ended 30th June 2003. Together with the interim dividend of 1.0 HK cent, total dividends per share for the year will amount to 1.5 HK cents (2002: 1.5 HK cents).

(b) The register of members of the Company will be closed from 19th November 2003 to 24th November 2003, both days inclusive, during which period no transfer of shares may be registered. In order to qualify for the final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Hong Kong branch share registrar, Abacus Share Registrars Limited, at G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong for registration, not later than 4:00 p.m. on 18th November 2003.

7. **Earnings per share**

The calculation of basic earnings per share is based on the Group's profit attributable to shareholders of HK$10,594,000 (2002: HK$56,992,000) and the weighted average of 609,966,301 shares (2002: 607,984,000 shares) in issue during the year.

The calculation of fully diluted earnings per share is based on Group's profit attributable to shareholders of HK$10,594,000 (2002: HK$57,137,753) on the assumption that the weighted all share options outstanding, except for convertible bond having anti-dilutive effect, had been converted and had saved finance costs thereon and the weighted average of 609,969,068 (2002: 612,211,940) shares issued and issuable.

8 **Contingent liabilities**

	Group		Company	
	2003	**2002**	**2003**	**2002**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Guarantees for bank loans and overdrafts of subsidiaries	—	—	350,840	407,000
Trade receivables discounted with full recourse	18,376	—	—	—
	18,376	—	350,840	407,000

Management anticipate that no material liabilities will arise from the above bank and other guarantees which arose in the ordinary course of business.

9 **Capital commitments**

	2003	**2002**
	HK$'000	*HK$'000*
Contracted but not provided for	—	—
Authorised but not contracted for	—	1,000
	—	1,000

MANAGEMENT DISCUSSION & ANALYSIS

REVIEW OF BUSINESS ACTIVITIES

Our Performance In The PRC

The restructuring of the telecommunications industry, increasing market competition and pressure on net margins were key factors that ascribed to a challenging year for telecommunications players. However, despite a very difficult year, attributable to our premium customer base, we continued to secure recurring business from telecommunications service providers for the upgrade and expansion of their data networks. Major upgrade and expansion projects awarded to us during the year included the HK$78.6 million contract from Guangdong China Telecom, the HK$23.7 million contract from Liaoning China Telecom, the HK$4.1 million contract from Jilin China Telecom and the HK$19.2 million contract from Henan China Telecom. With the winning of the HK$8.7 million contract from Anhui China Telecom and the HK$4.8 million contract from Heilongjiang China Telecom, not only have we successfully extended our geographical reach from 18 to 20 provinces, municipalities and autonomous regions, but also strengthened our market coverage in the eastern and northeastern regions of the PRC.

During the year, we realigned our resources to actively penetrate into selected customer groups, such as alternate carriers, cable TV operators and governments. Capitalizing on our technical capabilities and on-the-ground experience, we once again achieved encouraging results and successfully secured an aggregate of HK$11.0 million of contracts from new customers including Shanghai China Netcom, Guizhou Railcom, the Electricity Bureau of Yunnan, Shanxi CATV and the Educational Bureau of Anhui.

Macau - A Golden Opportunity

The Macau SAR Government's promotion of e-government, the opening up of the gaming industry and the upcoming 2005 East Asian Games have indisputably created robust activities in Macau. With a strong and established presence in Macau and technical competence, we have been actively pursuing these new business opportunities. In addition to being awarded the HK$6.4 million electronic government infrastructure integration solution contract from the Macau SAR Government, we have successfully secured a handful of contracts, including a HK$7.6 million contract from a major hotel to upgrade its voice, public address, access control, security, computer and networking systems and a HK$3.1 million contract from a gaming operator to design, supply and install a structural cabling system at one of its prime sites.

Progressing In The Asia Pacific Region

In addition to putting strong focus on Macau, we have also taken steps to become a market player in the Asia Pacific Region. During the year, we successfully penetrated into the Hong Kong market and took an 10.9% equity interest in a consortium, including Portugal Telecom and the East Timor Government as key partners, to exclusively operate and provide telecommunications services, ranging from fixed-line to mobile services, to the citizens of East Timor.

We have also been actively seeking opportunities in selected countries in the Asia Pacific Region. Vietnam and Malaysia are currently the countries that we are exploring into.

Expanding Our Products Portfolio

We continued to identify innovative and value-added products from international vendors that fit the needs of our customers and our markets. In addition to represent products based on DDN, Frame Relay, ATM and broadband IP technologies, we have also taken up products based on the technology of multi-services transport platform ("MSTP"). MSTP is a

bandwidth management solution that provides aggregation, grooming and business services in metro/regional networks, allowing telecommunications service providers to realize the full potential of their networks and reduce network operating and life-cycle costs.

Investing In Our Own Products

Our goal is to become the destination of choice for networking solutions. Therefore, we continued to enrich our product portfolio with the Group's self-developed products, such as VodaImage and VodaMax, both of which are image processing solutions that allow the capture of document images and images in motion respectively. In addition to the deployment of VodaImage by Guangdong China Mobile, we have successfully promoted and sold VodaImage to various customers in Macau, including a hospital and the Macau SAR Government. In June 2003, we have been awarded the HK$6.4 million electronic government infrastructure integration solution contract from the Macau SAR Government, with VodaImage being deployed to facilitate information flow and enhance operational efficiencies and service delivery to the public.

We have also formed a partnership in Shanghai to engage in the research, design, development, integration, marketing and sales of Operation Support Systems ("OSS"). OSS will allow telecommunications service providers to better manage their data networks, monitor service levels offered to customers and improve customer-relations management system, billing functionality and basic provisioning. The development of OSS has been completed and in September 2003, we have successfully promoted and secured our first contract from Guangdong China Telecom to implement OSS.

REVIEW OF OPERATING RESULTS

Turnover and Profitability

Attributable to the restructuring of the telecommunications industry and the shift of capital expenditures of our major customer, China Telecom, outside the domain of the Group, turnover of the Group amounted to HK$388.8 million for the financial year ended 30th June, 2003, representing a decrease of 35.3% over the preceding year. Turnover from project sales, which involved the design and implementation of data networking systems and the provision of related engineering services, and trading sales amounted to HK$321.5 million and HK$67.3 million respectively.

As a result of increasing market competition, which put pressure on net margins, gross margin of project sales decreased from 24.6% to 20.6%. Although gross margin of trading sales leveled at approximately 31%, overall gross margin declined from the preceding year of 25.3% to 22.3%.

While selling expenses decreased in line with lower turnover from HK$13.5 million to HK$8.8 million, attributable to the Group's cost structure, which comprised primarily of staff costs and operating expenses to support our offices in the PRC, administrative expenses declined slightly from HK$72.6 million to HK$68.1 million. Lower turnover and gross margins resulted in net profit for the year decreasing from HK$57.0 million to HK$10.6 million. Shareholders' funds reached HK$340.5 million with net asset value of HK$0.55 per share.

Capital structure, liquidity and financial resources

The Group continued to maintain a healthy financial and capital structure with minimal bank borrowings. During the year, we exercised our option to convert US$1.5million of the convertible bonds issued to Riverstone Networks ("Riverstone") into shares of Vodatel at an exercise price of HK$2.0 by creating 5,835,000 new shares of Vodatel and retired US$0.75 million of the convertible bonds. As at 30th June, 2003, outstanding debt on our books included US$1.25 million (HK$9.7 million) of the 1.90875% convertible bonds issued to Riverstone, which mature on 28th February 2004, and RMB10.0 million of short-term loans raised to facilitate the operating activities of our subsidiary in the PRC. The gearing ratio (total borrowings / shareholders' funds) of the Group stood at a comfortable level of 5.6%.

The Group continued to maintain strong liquidity position with cash and bank deposits amounted to HK$163.6 million, translating to cash of HK$0.27 per share. Cash from settlement of receivables have been offset by payments made against payables and inventories, with the increase of inventory level to support approximately HK$70 million of confirmed orders.

Employees' Information

As at 30th June 2003, the Group had 229 employees of which 41, 15 and 173 employees were based in Macau, Hong Kong and the PRC respectively. Employee costs, excluding Directors' emoluments, totaled HK$19.0 million. At the Group's discretion, employees may receive bonuses based on their performance.

During the year, the Group cancelled its old share option scheme and all options previously granted under the old scheme. A new share option scheme has been adopted and 17,138,000 share options under the new scheme have been issued to directors, executives and employees of the Group.

Capital commitments and significant investments

As at 30th June 2003, the Group did not have any significant capital commitments and significant investments.

Material acquisition /disposals

The Group did not have any material acquisitions or disposals during the reporting period.

Charges on group assets

As at 30th June 2003, the Group did not have any charges on group assets.

Details of material acquisitions and disposals

During the year, the Group has acquired an additional 11% indirect interest in an associated company which has become a subsidiary of the Company after the acquisition.

Details of future plans for material investment or capital assets

The Directors currently do not have any future plans for material investment or capital assets.

Foreign exchange exposure

The Group mainly earns revenue and incurs cost in Hong Kong dollars, Macau dollars, US dollars and Renminbei. The Directors considers the impact of foreign exchange exposure of the Group is minimal.

Contingent liabilities

At 30th June 2003, the company has provided corporate guarantee of HK$350,840,000 (2002: HK$407,000,000) in favour of certain banks to secure banking facilities granted to certain subsidiaries.

DIRECTORS' INTERESTS IN EQUITY OR DEBT SECURITIES

At 30th June 2003, the interests of the directors in the shares and underlying shares, all of which are long positions, of the company and its associated corporations (within the meaning of the Securities and FuturesOrdinance ("SFO")), as recorded in the register maintained by the company under section 352 of the SFO or as notified to the Company were as follows:

	Number of ordinary shares/underlying shares held			
	Personal interests	Corporate interests	Total	Percentage of shareholding
Mr. José Manuel dos Santos	600,000 (note (a))	293,388,000 (note (e))	293,988,000	48%
Mr. Yim Hong	8,257,500 (note (b))	—	8,257,500	1%
Mr. Kuan Kin Man	13,162,500 (note (c))	—	13,162,500	2%
Ms. Monica Maria Nunes	3,352,500 (note (d))	—	3,352,500	1%

Notes:

(a) The personal interest of Mr. José Manuel dos Santos comprises 600,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Shares Options". The aforesaid interest is held by Mr. José Manuel dos Santos as beneficial owner.

(b) The personal interest of Mr. Yim Hong comprises 7,357,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the section headed "Shares Options". The aforesaid interest is held by Mr. Yim Hong as beneficial owner.

(c) The personal interest of Mr. Kuan Kin Man comprises 12,262,500 shares and 900,000 underlying shares in respect of share options granted by the Company to him, the details of which are stated in the following section "Share Options". The aforesaid interest in held by Mr. Kuan Kin Man as beneficial owner.

(d) The personal interest of Ms. Monica Maria Nunes comprises 2,452,500 shares and 900,000 underlying shares in respect of share options granted by the Company to her, the details of which are stated in the following section "Share Options". The aforesaid interest is held by Ms. Monica Maria Nunes as beneficial owner.

(e) These shares are held in the name of Eve Resources Limited. The entire issued share capital in Eve Resources Limited is in turn held by a company wholly-owned by Mr. José Manuel dos Santos, as trustee of a discretionary family trust.

Save as disclosed above, no directors, chief executive or their associates had any interest or short position in the shares or underlying shares of the Company or any of its associated corporations (within the meaning of Part XV

of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transaction by Directors of Listed Companies.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN THE SHARES, UNDERLYING SHARES OF THE COMPANY

At 30th June 2003, the register of substantial shareholders maintained under Section 336 of the SFO shows that the Company had been notified of any substantial shareholders' interests and short positions, being 5% or more of the Company's issued share capital, other than those of the directors and chief executives as disclosed above.

Share options

On 26th September 2001, The Stock Exchange of Hong Kong Limited ("SEHK") announced certain amendments to Chapter 23 (share option scheme) of the GEM Listing Rules, which became effective on 1st October 2001. Under the transitional arrangements stipulated in the amended Chapter 23 of the Listing Rules, options already granted before 1st October 2001 are not affected by the amended rules and the Group may have to alter the terms of the existing share option scheme, or adopt a new share option scheme before further options could be granted. In order to comply with the amendments to the Listing Rules and the announcement of SEHK, the Company terminated the old scheme and adopted a new share option scheme (the "New Scheme") at a Special General Meeting held on 5th November 2002.

On 30th June 2003, 19,092,000 share options under the old scheme were cancelled and 17,138,000 share options were granted under the New Scheme to directors, executives and employees of the Company. Details of the scheme are as follows:

(a) **Purpose**

The Scheme is designed to give executive directors and senior employees holding an executive managerial or supervisory position in the Company or any of its subsidiaries an equity interest in the Company in order to enhance long-term shareholder value. The granting of options will also help the Company to attract and motivate individuals with experience and ability and to reward individuals for past and future performance.

(b) **Qualifying participants**

Any full-time employee including any executive director of the Company and its subsidiaries.

(c) **Maximum number of shares**

The total number of shares available for issue under the Scheme as at 30th June 2003 is 61,381,900, representing 10% of the issued share capital of the Company as at 30th June 2003.

(d) **Maximum entitlement of each qualified participant**

No option may be granted to any qualified participant which, if exercised in full, would result in the total number of shares already issued and issuable to him/her under the Scheme exceeding 30% of the aggregate number of shares for the time being issued and issuable under the Scheme.

(e) **Options exercisable period**

Options may be exercised in a period of 3 years commencing on the date on which the option is granted and accepted by the grantee, and expiring on 4th November 2012, whichever is the earlier.

(f) **Payment on acceptance of option**

Pursuant to the Scheme, the grantee shall pay HK$1 to the Company by way of consideration for the grant.

(g) **Basis of determining the exercise price**

The exercise price shall be at least the higher of (i) the closing price of shares on the Stock Exchange of Hong Kong ("the Exchange") as stated in the Exchange's daily quotation sheet on the date of which options are offered ("Offer Date") and (ii) the average closing price of the shares as stated in the Exchange's daily quotation sheets for the 5 business days immediately preceding the Offer Date.

(h) **Remaining life of the Scheme**

The Scheme will remain valid until 4th November 2012.

Details of the share options outstanding as at 30th June 2003 which have been granted under the Scheme are as follows:

Name or category of participant	Options held at 1st July 2002	Options granted during year	Options lapsed during the year	Options cancelled during the year	Options held at 30th June 2003	Exercise price HK$	Grant date	Exercisable from	Exercisable until
Direcrors									
Mr. José Manuel dos Santos	290,000	—	—	(290,000)	—	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	—	—	(522,000)	—	0.79	1st August 2001	1st February 2002	31st January 2005
	—	600,000	—	—	600,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Mr. Yim Hong	290,000	—	—	(290,000)	—	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	—	—	(522,000)	—	0.79	1st August 2001	1st February 2002	31st January 2005
	—	900,000	—	—	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Mr. Kuan Kin Man	290,000	—	—	(290,000)	—	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	—	—	(522,000)	—	0.79	1st August 2001	1st February 2002	31st January 2005
	—	900,000	—	—	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Ms. Monica Maria Nunes	290,000	—	—	(290,000)	—	1.19	16th August 2000	16th February 2001	15th February 2004
	522,000	—	—	(522,000)	—	0.79	1st August 2001	1st February 2002	31st January 2005
	—	900,000	—	—	900,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Sub-total for directors	3,248,000	3,300,000	—	(3,248,000)	3,300,000				
Continuous contract employees	4,466,000	—	(514,000)	(3,952,000)	—	1.19	16th August 2000	16th February 2001	15th February 2004
	11,378,000	—	(1,400,000)	(9,978,000)	—	0.79	1st August 2001	1st February 2002	31st January 2005
	—	13,838,000	—	—	13,838,000	0.42(i)	30th June 2003	30th June 2003	29th June 2006
Sub-total for continuous contract employees	15,844,000	13,838,000	(1,914,000)	(13,930,000)	13,838,000				
Total	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000				

Note

(i) At the date before the options of exercise price of HK$0.42 were granted, which was 27th June 2003, the market value per share was HK$0.41.

In assessing the value of the share options granted during the year ended 30th June 2003, the Black-Scholes option pricing model (the "Black-Scholes Model") has been used. The Black-Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 23 of the Rules Governing the Listing of Securities on GEM (the "GEM Listing Rules"). The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year to directors, chief executives and other employees, the following variables have been applied to the Black-Scholes Model:

Variable	**Measurement Date 30 th June 2003**
Expected life	3
Risk-free rate	1.83%
Expected volatility	68.21%
Expected dividend yield	3.61%

The above variables were determined as follows:

(a) The expected life is estimated to be 3 years from the date of grant (the "Measurement Date").

(b) The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(c) The expected volatility represents the standard deviation of the daily closing share prices of the Company for the last twelve months from the Measurement Date.

(d) The expected dividend yield is based on the dividend declared most recently expressed as a percentage of the share price.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the options would have an aggregate value of approximately HK$2,913,400 represented as follows:

Directors, chief executives and other employees	Date of issue	Number of share options granted during the year	Estimated value per option HK$	Estimated value of options granted during the year HK$
Mr. José Manuel dos Santos	30th June 2003	600,000	0.17	102,000
Mr. Yim Hong	30th June 2003	900,000	0.17	153,000
Mr. Kuan Kin Man	30th June 2003	900,000	0.17	153,000
Ms. Monica Maria Nunes	30th June 2003	900,000	0.17	153,000
Other employees	30th June 2003	13,838,000	0.17	2,352,400
			Total	2,913,400

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised. Share capital will be credited at par for each share issued upon the exercise of share options, with share premium credited at the excess of net proceeds received over total share capital credited.

It should be noted that the value of options calculated using the Black-Scholes Model is based on various assumptions and is only an estimate of the value of share options granted during the year. It is possible that the financial benefit accruing to the grantee of an option will be considerably different from the value determined under the Black-Scholes Model.

SUBSTANTIAL SHAREHOLDER

At 30th June 2003, the register of substantial shareholders maintained under Part XV of the SFO shows that the Company had been notified of the following substantial shareholder's interest, being 5% or more of the Company's issued share capital.

Name of shareholder	Number of ordinary shares
Eve Resources Limited	293,388,000

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

COMPETING INTERESTS

None of the Directors or the management shareholders of the Company (as defined in the GEM Listing Rules) had an interest in a business, which competes or may compete with the business of the Group.

BOARD PRACTICES AND PROCEDURES

The Company has complied with Board Practices and Procedures as set out in rules 5.28 to 5.39 to the Rules Governing the Listing of Secruities on GEM since listed on the GEM of the Stock Exchange.

AUDIT COMMITTEE

The Company established an audit committee on 10th February 2000 with written terms of reference in compliance with Rules 5.23 and 5.24 of the GEM Listing Rules. The audit committee has three members comprising Mr. José Manuel dos Santos, Chairman, and the two independent non-executive Directors, Mr. Chui Sai Cheong and Mr. Lo King Chiu, Charles.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the year, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 22nd September 2003

This announcement will remain on the GEM website on the "Latest Company Announcements" page for at least 7 days from the day of its posting and on the Company's website at www.vodatelsys.com.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

網站：http://www.vodatelsys.com；www.irasia.com/listco/hk/vodatel

香港聯合交易所有限公司（「聯交所」）創業板（「創業板」）的特色

創業板乃為帶有高投資風險的公司提供一個上市的市場。尤其在創業板上市的公司毋須有過往溢利記錄，亦毋須預測未來溢利。此外，在創業板上市的公司可因其新興性質及該等公司經營業務的行業或國家而帶有風險。有意投資的人士應了解投資於該等公司的潛在風險，並應經過審慎周詳的考慮後方作出投資決定。創業板的較高風險及其他特色表示創業板較適合專業及其他經驗豐富投資者。

由於創業板上市的公司新興的性質所然，在創業板買賣的證券可能會較於主板買賣的證券承受較大的市場波動風險，同時無法保證在創業板買賣的證券會有高流通量的市場。

創業板所發佈的資料的主要方法為在聯交所為創業板而設的互聯網網站刊登。上市公司毋須在憲報指定報章刊登付款公佈披露資料。因此，有意投資的人士應注意彼等能閱覽創業板網站，以便取得創業板上市發行人的最新資料。

香港聯合交易所有限公司對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部分內容而產生或因依據該等內容而引致的任何損失承擔任何責任。

本公佈（愛達利網絡控股有限公司各董事願共同及個別對此負全責）乃遵照香港聯合交易所有限公司《創業板證券上市規則》的規定而提供有關愛達利網絡控股有限公司的資料。各董事經作出一切合理查詢後，確認就彼等所知及所信：—(1)本公佈所載資料在各重大方面均屬準確及完整，且無誤導成分；(2)並無遺漏任何其他事實致使本公佈所載任何聲明產生誤導；及(3)本公佈內表達的一切意見乃經審慎周詳考慮後方始作出，並以公平合理的基準和假設為依據。

* 僅供識別

截至二零零三年六月三十日止財政年度摘要

- 雖然電訊業重組構成困難的一年，本集團宣佈連續第八年錄得溢利，營業額為388,800,000港元，而純利為10,600,000港元；
- 建議末期股息每股0.5港仙，整個財政年度的股息總額為1.5港仙；
- 成功拓展本集團在中國的業務版圖，由十八個省、市及自治區增加至二十個，以及取得新客戶的訂單；
- 有賴於本集團在澳門深厚的根基，成功取得澳門特別行政區政府及博彩經營商的合約；
- 藉著參與東帝汶電訊服務的集團，邁出進軍亞太區的第一步；
- 完成操作支援系統(OSS)的開發，並於二零零三年九月贏得本集團的首項OSS合約；及
- 就MegaInfo股份於聯交所創業板分拆上市遞交申請。

業績

董事會欣然宣佈本公司及其附屬公司(統稱「本集團」)截至二零零三年六月三十日止年度的經審核綜合業績，連同截至二零零二年六月三十日止年度的經審核比較數字如下：

	附註	二零零三年 千港元	二零零二年 千港元
營業額	2	388,794	601,108
銷售成本		(301,986)	(448,860)
毛利		86,808	152,248
其他收益	2	5,886	4,237
銷售開支		(8,773)	(13,539)
行政開支		(68,108)	(72,585)
經營溢利	3	15,813	70,361
財務成本	4	(635)	(173)
應佔聯營公司虧損		(2,488)	(876)
除税前溢利		12,690	69,312
税項	5	(2,658)	(10,557)
除税後溢利		10,032	58,755
少數股東權益		562	(1,763)
股東應佔溢利		10,594	56,992
股息	6	9,207	9,120
每股基本盈利	7	1.74仙	9.37仙
每股全面攤薄盈利	7	1.74仙	9.33仙

年內本集團儲備變動如下：

	股份溢價 千港元	資本贖回儲備 千港元	投資重估儲備 千港元	合併儲備 千港元	外滙儲備 千港元	保留盈利 千港元	合共 千港元
於二零零一年七月一日 (過往呈報)	86,590	702	145	35,549	–	96,867	219,853
採納會計準則第9號的影響 (經修訂)	–	–	–	–	–	12,160	12,160
於二零零一年七月一日 (重列)	86,590	702	145	35,549	–	109,027	232,013
非買賣證券重估的虧絀	–	–	(2,517)	–	–	–	(2,517)
海外附屬公司及一間聯營公司折算賬目產生的差額	–	–	–	–	(10)	–	(10)
股東應佔溢利	–	–	–	–	–	56,992	56,992
二零零零／二零零一年已付末期股息	–	–	–	–	–	(12,160)	(12,160)
二零零一／二零零二年已付中期股息	–	–	–	–	–	(6,080)	(6,080)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238
代表：							
建議二零零一／二零零二年末期股息							3,040
於二零零二年六月三十日的儲備							265,198
							268,238
公司及附屬公司	86,590	702	(2,372)	35,549	(10)	151,264	271,723
聯營公司	–	–	–	–	–	(3,485)	(3,485)
於二零零二年六月三十日	86,590	702	(2,372)	35,549	(10)	147,779	268,238

年內本集團儲備變動如下：(續)

	股份溢價	資本贖回儲備	投資重估儲備	合併儲備	外滙儲備	法定儲備	保留盈利	合共
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零二年七月一日	86,590	702	(2,372)	35,549	(10)	–	147,779	268,238
發行股份的股份溢價	11,086	–	–	–	–	–	–	11,086
非買賣證券重估的盈餘	–	–	114	–	–	–	–	114
解除年內以往錄得及出售的未變現盈利	–	–	(1,900)	–	–	–	–	(1,900)
海外附屬公司及一間聯營公司折算賬目產生的差額	–	–	–	–	118	–	–	118
澳門法定儲備撥備	–	–	–	–	–	49	(49)	–
股東應佔溢利	–	–	–	–	–	–	10,594	10,594
二零零一／二零零二年已付末期股息	–	–	–	–	–	–	(3,040)	(3,040)
二零零二／二零零三年已付中期股息	–	–	–	–	–	–	(6,138)	(6,138)
於二零零三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072
代表：								
建議二零零二／二零零三年末期股息								3,069
於二零零三年六月三十日的儲備								276,003
								279,072
公司及附屬公司	97,676	702	(4,158)	35,549	108	49	155,014	284,940
聯營公司	–	–	–	–	–	–	(5,868)	(5,868)
於二零零三年六月三十日	97,676	702	(4,158)	35,549	108	49	149,146	279,072

分類報告

主要申報格式－按業務劃分

本集團主要業務分為以下兩類：

- 數據網絡系統設計，銷售與開發及提供相關工程服務
- 貨品銷售

各業務分類之間並無進行銷售或其他交易。

	數據網絡系統設計，銷售與開發及提供相關工程服務	貨品銷售	本集團
	二零零三年	二零零三年	二零零三年
	千港元	千港元	千港元
營業額	321,453	67,341	388,794
分類業績	21,156	7,252	28,408
未分配收入			5,886
未分配開支			(18,481)
經營溢利			15,813
財務成本			(635)
應佔聯營公司虧損			(2,488)
除税前溢利			12,690
税項			(2,658)
除税後溢利			10,032
少數股東權益			562
股東應佔溢利			10,594
分類資產	239,530	38,091	277,621
於聯營公司的投資			5,257
未分配資產			208,944
總資產			491,822
分類負債	27,705	21,434	49,139
未分配負債			102,229
總負債			151,368
未分配資本開支			10,682
未分配折舊			2,503
未分配減值虧損			2,168
其他非現金開支	8,921	1,315	10,236
未分配非現金開支			176

	數據網絡系統設計，銷售與開發及提供相關工程服務	貨品銷售	本集團
	二零零二年	二零零二年	二零零二年
	千港元	千港元	千港元
營業額	521,582	79,526	601,108
分類業績	69,994	15,931	85,925
未分配收入			4,237
未分配開支			(19,801)
經營溢利			70,361
財務成本			(173)
應佔聯營公司虧損			(876)
除税前溢利			69,312
税項			(10,557)
除税後溢利			58,755
少數股東權益			(1,763)
股東應佔溢利			56,992
分類資產	275,777	26,392	302,169
於聯營公司的投資			6,591
未分配資產			243,515
總資產			552,275
分類負債	86,733	11,732	98,465
未分配負債			124,774
總負債			223,239
未分配資本開支			5,743
未分配折舊			2,210
未分配減值虧損			1,674
其他非現金開支	117	26	143
未分配非現金開支			2,998

次要申報格式－按地區劃分

本集團在兩個主要地區－中華人民共和國(「中國」)及澳門以及香港經營數據網絡系統設計、銷售與開發及提供相關工程服務，及貨品銷售的業務。就該等賬目而言，中國不包括澳門及香港。

各地區分類之間並無進行銷售或其他交易。

	營業額 二零零三年 千港元	分類業績 二零零三年 千港元	總資產 二零零三年 千港元	資本開支 二零零三年 千港元
中國	334,641	27,863	155,854	－
澳門及香港	54,153	545	121,767	－
	388,794	28,408	277,621	－
未分配收入		5,886		
未分配開支		(18,481)		
經營溢利		15,813		
於聯營公司的投資			5,257	
未分配資產			208,944	
總資產			491,822	
未分配資本開支				10,682

	營業額 二零零二年 千港元	分類業績 二零零二年 千港元	總資產 二零零二年 千港元	資本開支 二零零二年 千港元
中國	541,906	81,300	113,402	－
澳門及香港	59,202	4,625	188,767	－
	601,108	85,925	302,169	－
未分配收入		4,237		
未分配開支		(19,801)		
經營溢利		70,361		
於聯營公司的投資			6,591	
未分配資產			243,515	
總資產			552,275	
未分配資本開支				5,743

1. 編製基準

(a) 該等賬目已根據香港公認會計原則及香港會計師公會發出的會計準則編製。該等賬目並按照歷史成本法編製，惟非買賣證券按公平值列賬。

(b) 於本年度，本集團採納由香港會計師公會發出的會計實務準則(「會計準則」)第34號(修訂本)「僱員福利」，由二零零二年一月一日或之後的會計期間開始生效。採納會計準則第34號對編製賬目並無重大影響。

2. 收益及營業額

數據網絡系統設計，銷售與開發及提供相關工程服務的收入，乃於擁有權的風險及回報轉移後確認，一般與系統交付予客戶時同時發生。

貨品銷售所得收入乃於在擁有權之風險及回報轉移交付後確認，一般與貨品付運予客戶及所有權轉交時同時發生。

利息收入是按時間比例基準及未償還本金額及適用利率計算確認。

股息收入是在擁有收取股息的權利時確認。

本集團主要從事數據網絡系統設計、銷售與開發相關工程服務及貨品銷售。年內已確認的收益如下：

	本集團	
	二零零三年	二零零二年
	千港元	千港元
營業額		
數據網絡系統設計、銷售與開發及提供相關工程服務	321,453	521,582
貨品銷售	67,341	79,526
	388,794	601,108
其他收益		
股息收入	650	649
利息收入	1,851	3,588
出售非買賣證券投資的收益	2,717	—
佣金收入	668	—
	5,886	4,237
收益總額	394,680	605,345

3. 經營溢利

經營溢利乃計入及扣除下列各項後列賬：

	二零零三年 千港元	二零零二年 千港元
計入		
匯兑收益淨額	–	1,654
出售非買賣證券的已變現盈利	2,717	–
扣除		
商譽攤銷	145	–
核數師酬金	1,217	1,217
存貨成本	272,614	418,716
固定資產折舊	2,503	2,210
董事及高級管理人員酬金	8,233	13,869
商譽減值	840	–
投資非買賣證券減值虧損	1,328	1,674
出售固定資產虧損	8	2
匯兑虧損淨額	224	–
有關土地及樓宇的經營租賃	2,792	2,674
退休金成本(界定供款計劃)及社會保障成本	861	653
給予聯營公司的墊款撥備	168	2,996
研究及開發成本	116	159
員工費用(不包括董事酬金)	18,977	17,790
存貨減值至可變現淨值	10,236	141

4. 財務成本

	二零零三年 千港元	二零零二年 千港元
可換股債券利息	635	173

5. 税項

税項支出包括：

	二零零三年 千港元	二零零二年 千港元
香港利得税(附註a)	–	–
澳門補充利得税(附註b)	2,392	10,274
中國所得税(附註c)	266	283
	2,658	10,557

(a) 本集團於本年度並無香港估計應課稅溢利，故賬目並無就香港利得稅提取撥備。

(b) 澳門補充利得稅是按本集團在澳門經營的成員公司的估計應課稅溢利的15.75%計算。

(c) 中國所得稅是按本集團在中國經營的成員公司的年內估計應課稅溢利按33%計算。

(d) 本年度並無任何重大未撥備遞延稅項(二零零二年：無)。

6. 股息

	二零零三年	二零零二年
	千港元	千港元
已付二零零二／二零零三年中期股息 每股普通股0.01港元(二零零一／二零零二年：0.01港元)	6,138	6,080
建議二零零二／二零零三年末期股息 每股普通股0.005港元 (二零零一／二零零二年：0.005港元)	3,069	3,040
	9,207	9,120

附註：

(a) 於二零零三年九月二十二日舉行的董事會議上，董事建議派付末期股息每股0.5港仙(二零零二年：0.5港仙)予二零零三年十一月二十四日登記於本公司股東名冊的股東。股息將於二零零三年十二月十二日派付。此項擬派股息並無反映在該等賬目的應付股息，惟將會列入截至二零零三年六月三十日止年度的保留盈利攤分項下。連同中期股息1.0港仙，全年每股股息合共達1.5港仙(二零零二年：1.5港仙)。

(b) 本公司將於二零零三年十一月十九日至二零零三年十一月二十四日(包括首尾兩日)暫停辦理股東登記手續，於該期間將不會辦理任何股份過戶登記。如欲符合資格獲發末期股息，所有轉讓文件連同有關股票最遲須於二零零三年十一月十八日下午四時正前送達本公司的香港股份過戶分處，雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心地下，辦理股份過戶登記手續。

7. 每股盈利

每股基本盈利是按本集團股東應佔溢利10,594,000港元(二零零二年：56,992,000港元)及年內已發行股份的加權平均數609,966,301股(二零零二年：607,984,000股)計算。

每股全面攤薄盈利是按本集團的股東應佔溢利10,594,000港元(二零零二年：57,137,753港元)，假設全部未行使購股權(具反攤薄作用的可換股債券除外)已轉換及可節省融資成本的加權平均數及已發行及可發行股份的加權平均數609,969,068股(二零零二年：612,211,940股)計算。

8. 或然負債

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千港元	千港元	千港元	千港元
附屬公司銀行貸款及透支的擔保	–	–	350,840	407,000
就全面追索權作出貼現的應收貿易賬款	18,376	–	–	–
	18,376	–	350,840	407,000

管理層預計，將不會因在日常業務過程中產生的上述銀行及其他擔保而產生任何重大負債。

9. 資本承擔

	二零零三年	二零零二年
	千港元	千港元
已訂約但未撥備	–	–
已授權但未訂約	–	1,000
	–	1,000

管理層討論及分析

業務回顧

集團在中國的表現

電訊業重組、市場競爭日趨激烈，加上邊際純利等受壓主要因素，令電訊行業面對挑戰重重的一年。然而，雖然經歷極為困難的一年，但由於集團有優質客戶基礎，使集團仍能繼續獲電訊運營商批出提升及擴充數據網絡的經常性業務機會。集團年內獲批的主要提升及擴充項目，包括廣東中國電信批出的7,860萬港元合約、遼寧中國電信批出的2,370萬港元合約、吉林中國電信批出的410萬港元合約，以及河南中國電信批出1,920萬港元合約。集團亦獲安徽中國電信批出的870萬港元合約及黑龍江中國電信批出480萬港元合約，不但使集團的業務版圖由十八個省市及自治區成功擴展至二十個，並加強集團在華東及中國東北地區的市場覆蓋。

年內，集團重新調配資源，積極滲入經挑選的客戶群，例如新的電訊經營商、有線電視營運商及政府機關。憑藉集團的技術能力以及踏實的經驗，集團再次獲得卓越的業績，並成功獲上海中國網絡通信、貴州鐵通、雲南電力局、山西有線電視及安徽教育局等新客戶批出共值1,100萬港元的合約。

澳門－一個黃金機會

澳門特別行政區政府推廣電子政府服務、開放博彩業及即將舉行的二零零五年東亞運動會，使澳門的業務商機處處。憑藉集團在澳門的穩固業務，加上擁有技術能力，故積極把握新的業務機會。除獲得澳門特別行政區政府批出640萬港元的電子政府基建整合方案合約外，集團亦成功取得多項合約，包括一家大型酒店批出提升其話音、有線廣播、接入控制、保安、電腦及網絡系統的760萬港元合約；以及一間博彩經營商批出在其中一個主要地點設計、供應及安裝佈線系統的310萬港元合約。

亞太地區的進展

除專注於澳門的業務外，集團亦進軍亞太地區。年內，集團已成功滲入香港市場，購入由包括Portugal Telecom及東帝汶政府組成的集團，組成東帝汶電訊運營公司的10.9%股本權益，該公司向東帝汶的人民提供由固網以至流動通訊等電訊服務。

集團不斷在經挑選的亞太區國家積極發掘商機。集團現正計劃進軍越南及馬來西亞。

擴充集團的產品組合

集團不斷從國際電訊製造商物色創新及高增值的產品，以滿足集團的客戶及市場的需要。除代理以數碼數據網絡、幀中繼、異步傳輸模式及寬頻互聯網通訊協定技術為基礎的產品外，集團亦開始銷售多服務傳輸平台技術(「MSTP」)為基礎的產品。MSTP是一種寬頻管理方案，在城市／地區網絡上提供整合、修飾及商業服務，讓電訊服務商可充份發揮網絡的潛力，以及減輕網絡運作及重置成本。

投資於集團自行開發產品

集團的目標是要成為網絡方案的必然之選。因此，集團不斷自行研制產品，豐富產品組合，例如VodaImage及VodaMax，這兩項為分別可適用於文件的圖像及動態圖像處理方案。除獲廣東中國移動採用VodaImage外，集團亦成功將VodaImage售予澳門的多名客戶，包括醫院及澳門特別行政區政府。於二零零三年六月，集團獲澳門特別行政區政府批出640萬港元的電子政府基建整合方案合約，VodaImage獲採用以協助訊息的傳送，並提升營運效益及向公眾提供服務。

集團亦於上海成立一家合營企業，從事研究、設計、開發、整合、推廣及銷售操作支援系統(「OSS」)。OSS將令電訊服務供應商可更佳地管理數據網絡、監察向客戶提供服務的水平，以及改善客戶關係管理系統、計費功能及提供基本服務。OSS已完成開發，於二零零三年九月，集團成功向廣東中國電信推銷及獲其批出採用OSS的首項合約。

經營業績回顧

營業額及盈利能力

由於電訊業進行重組，加上集團的主要客戶中國電訊的資本開支轉移至本集團主要業務以外的領域，截至二零零三年六月三十日止財政年度，本集團的營業額為388,800,000港元，較上個年度下降35.3%。項目銷售(涉及設計及開發數據網絡系統，以及提供相關工程服務)及貿易銷售的營業額分別為321,500,000港元及67,300,000港元。

由於市場競爭日趨激烈，對邊際純利構成壓力，項目銷售的邊際毛利由24.6%下跌至20.6%，而貿易銷售的邊際毛利則維持於約31%，惟整體邊際毛利由去年25.3%下跌至22.3%。

雖然銷售開支亦如營業額一樣有所下跌，由13,500,000港元下跌至8,800,000港元，惟基於本集團的成本架構(主要包括員工成本及經營開支以支援集團於中國的業務)，行政開支僅由72,600,000港元輕微減少至68,100,000港元。由於營業額及邊際毛利下降，本年度的純利由57,000,000港元減少至10,600,000港元。股東資金達340,500,000港元，而每股資產淨值為0.55港元。

資本架構、流動資金及財務資源

本集團繼續維持穩健的財務及資本架構，銀行借貸極低。年內，集團行使發行予Riverstone Networks(「Riverstone」)的1,500,000美元可換股債券，按行使價2.0港元轉換為愛達利股份，據此發行5,835,000股新愛達利股份，並註銷750,000美元的可換股債券。於二零零三年六月三十日，集團賬冊顯示未償還的債項，包括發行予Riverstone的1,250,000美元(9,700,000港元)1.90875厘可換股債券，到期日為二零零四年二月二十八日，以及為集團在中國的附屬公司的營運所需而借貸的短期貸款人民幣10,000,000元。本集團的資產負債比率(借貸總額／股東權益)處於令人欣慰的水平，為5.6%。

本集團繼續維持強勁的流動資金狀況，現金及銀行存款達163,600,000港元，即每股現金0.27港元。償付應收款項所得的現金已為支付應付款項及存貨所抵銷，存貨的增加乃為支持已確認約70,000,000港元之訂單。

僱員資料

於二零零三年六月三十日，本集團在澳門、香港及中國分別僱用41名、15名及173名僱員，總數為229名僱員。員工成本，不包括董事酬金，總計為19,000,000港元。本集團將按僱員的表現，酌情向僱員發放花紅。

年內，本集團取消其舊購股權計劃及註銷以往根據舊計劃授出的所有購股權。新購股權計劃已經採納，並已根據新計劃向本集團董事、行政總裁及僱員授出17,138,000份購股權。

資本承擔及重大投資

於二零零三年六月三十日，本集團概無任何重大資本承擔及重大投資。

重大收購／出售事項

本集團於申報期間並無重大收購或出售事項。

集團資產的抵押

於二零零三年六月三十日，本集團並無任何集團資產的抵押。

重大收購及出售的詳情

年內，本集團收購一間聯營公司額外的11%間接權益。收購後，該公司成為本公司的附屬公司。

重大投資或購入資本資產的未來計劃詳情

董事現時概無任何重大投資或購入資本資產的未來計劃。

外滙風險

本集團主要以港元、澳門元、美元及人民幣賺取收益及產生成本。董事認為本集團的外滙風險的影響屬微不足道。

或然負債

於二零零三年六月三十日，本公司為若干銀行提供公司擔保350,840,000港元（二零零二年：407,000,000港元），作為批予若干附屬公司的銀行融資。

董事於股本或債券的權益

於二零零三年六月三十日，各董事於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」））的股份及相關股份中，擁有記錄於本公司根據證券及期貨條例第352條須存置的登記冊或知會本公司的權益（全部均為好倉）如下：

	所持普通股／相關股份數目			
	個人權益	公司權益	總計	股權百分比
José Manuel dos Santos先生	600,000 (附註(a))	293,388,000 (附註(e))	293,988,000	48%
嚴康先生	8,257,500 (附註(b))	—	8,257,500	1%
關鍵文先生	13,162,500 (附註(c))	—	13,162,500	2%
Monica Maria Nunes女士	3,352,500 (附註(d))	—	3,352,500	1%

附註：

(a) José Manuel dos Santos先生的個人權益包括本公司向彼授出的購股權所涉及的600,000股相關股份，有關詳情載於「購股權」一節。上述權益由José Manuel dos Santos先生以實益擁有人身份持有。

(b) 嚴康先生的個人權益包括7,357,500股股份及本公司向彼授出的購股權所涉及的900,000股相關股份，有關詳情載於「購股權」一節。上述權益由嚴康先生以實益擁有人身份持有。

(c) 關鍵文先生的個人權益包括12,262,500股股份及本公司向彼授出的購股權所涉及的900,000股相關股份，有關詳情載於隨後的「購股權」一節。上述權益由關鍵文先生以實益擁有人身份持有。

(d) Monica Maria Nunes女士的個人權益包括2,452,500股股份及本公司向彼授出的購股權所涉及的900,000股相關股份，有關詳情載於隨後的「購股權」一節。上述權益由Monica Maria Nunes女士以實益擁有人身份持有。

(e) 該等股份以Eve Resources Limited的名義持有。Eve Resources Limited的全部已發行股本由José Manuel dos Santos先生全資擁有的一間公司以全權家族信託的信託人身份持有。

除上文所披露者外，董事、行政總裁或彼等的聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第十五部)的股份或相關股份中，概無擁有記錄於根據證券及期貨條例第352條存置的登記冊或根據上市公司董事進行證券交易的標準守則須知會本公司及聯交所的任何權益或淡倉。

主要股東於本公司股份及相關股份中的權益及淡倉

於二零零三年六月三十日，根據證券及期貨條例第336條存置的主要股東登記冊顯示，本公司已獲知會任何主要股東擁有相當於本公司已發行股本5%或以上的權益及淡倉，惟上文所披露由董事及行政總裁所擁有的權益及淡倉除外。

購股權

於二零零一年九月二十六日，聯交所宣佈對創業板上市規則第23章(購股權計劃)作出若干修訂，由二零零一年十月一日起開始生效。根據經修訂創業板上市規則第23章所訂明的過渡性安排，於二零零一年十月一日前已授出的購股權不受經修訂規則影響，本集團可修改現有購股權計劃的年期，或於可授出其他購股權之前採納一項新購股權計劃。為遵守上市規則所作出的修訂及聯交所的公佈，本公司於二零零二年十一月五日舉行的股東特別大會上終止舊計劃及採納一項新購股權計劃(「新計劃」)。

於二零零三年六月三十日，根據舊計劃的19,092,000份購股權已註銷，並已根據新計劃授出17,138,000份購股權予本公司董事、行政總裁及僱員。計劃的詳情載列如下：

(a) **目的**

該計劃旨在給予在本公司或其任何附屬公司擔任管理及監察職位的執行董事及高級僱員於本公司的股權，提高長遠的股東價值。授予購股權亦有助本公司吸引及激勵富經驗及才能的人士，以及就個別人士過往及將來的表現給予獎勵。

(b) **合資格參加者**

本公司及其附屬公司的任何全職僱員(包括執行董事)。

(c) **最高股數**

於二零零三年六月三十日，該計劃下可供發行的股份總數為61,381,900股，佔本公司於二零零三年六月三十日已發行股本的10%。

(d) **每名合資格參加者的最高配額**

倘授予任何人士的購股權在悉數行使時，將會引致該人士根據購股權計劃已獲發行及可獲發行的股份超過當時根據購股權計劃已發行及可予發行的股份總數30%，則不得授出購股權予該人士。

(e) **購股權行使期間**

購股權可由購股權授出並獲承授人接納日期起三年期間內行使，並於二零一二年十一月四日屆滿，以較早者為準。

(f) **接納購股權須付的款項**

根據該計劃，承授人須就獲授購股權向本公司支付1港元作為代價。

(g) **釐定行使價的基準**

行使價須不低於以下兩項價格中的較高者：(i)在發出購股權要約之日(「要約日」)聯交所每日報價表所列股份收市價及(ii)緊接要約日前五個營業日聯交所每日報價表所列股份平均收市價。

(h) **該計劃的餘下年期**

在二零一二年十一月四日前，該計劃將繼續有效。

於二零零三年六月三十日，根據該計劃下已授出而未行使的購股權詳情如下：

參加者姓名或類別	於二零零二年七月一日持有的購股權	年內授出的購股權	年內失效的購股權	年內註銷的購股權	於二零零三年六月三十日持有的購股權	行使價	授出日期	可行使期間開始	可行使期間屆滿
						港元			
董事									
José Manuel dos Santos先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	600,000	–	–	600,000	0.42(i)	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
嚴康先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42(i)	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
關鍵文先生	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42(i)	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
Monica Maria Nunes女士	290,000	–	–	(290,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	522,000	–	–	(522,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	900,000	–	–	900,000	0.42(i)	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
董事小計	3,248,000	3,300,000	–	(3,248,000)	3,300,000				
持續合約僱員	4,466,000	–	(514,000)	(3,952,000)	–	1.19	二零零零年八月十六日	二零零一年二月十六日	二零零四年二月十五日
	11,378,000	–	(1,400,000)	(9,978,000)	–	0.79	二零零一年八月一日	二零零二年二月一日	二零零五年一月三十一日
	–	13,838,000	–	–	13,838,000	0.42(i)	二零零三年六月三十日	二零零三年六月三十日	二零零六年六月二十九日
持續合約僱員小計	15,844,000	13,838,000	(1,914,000)	(13,930,000)	13,838,000				
總計	19,092,000	17,138,000	(1,914,000)	(17,178,000)	17,138,000				

(i) 於授出行使價為0.42港元的購股權前一日，即二零零三年六月二十七日，每股股份的市價為0.41港元。

在評估截至二零零三年六月三十日止年度內授出購股權的價值時，採用畢蘇期權定價模式（「畢蘇模式」）。畢蘇模式為最普遍被接受的計算期權價值的方法，亦是創業板證券上市規則第23章所載獲推薦的購股權定價模式。畢蘇模式內的變數包括期權的預計行使有效期、無風險利率、及本公司股份的預期波動性和預期股息。

於評估年內授予董事、行政總裁及其他僱員購股權的價值時，在畢蘇模式內應用了以下的變數：

變數	於二零零三年六月三十日 衡量日期
預計行使有效期	3年
無風險利率	1.183%
預期波幅	68.21%
預期派息率	3.61%

以上變數按下述方式釐定：

(a) 預計行使有效期估計為由授出日期（「衡量日期」）起計三年。

(b) 無風險利率為於衡量日期與預計行使有效期相應的香港外滙基金票據的收益率。

(c) 預期波幅為衡量日期後十二個月內本公司股份的每日收市價的標準差。

(d) 預期派息率以最近期宣派的股息佔股價的百分比計算。

採用畢蘇模式評估年內授出的購股權，該等購股權的總值約為2,913,400港元，相當於以下項目：

董事、行政總裁及其他僱員	發出日期	年內獲授購股權份數	每份購股權的估計價值	年內授予購股權的估計價值
			港元	港元
José Manuel dos Santos先生	二零零三年六月三十日	600,000	0.17	102,000
嚴康先生	二零零三年六月三十日	900,000	0.17	153,000
關鍵文先生	二零零三年六月三十日	900,000	0.17	153,000
Monica Maria Nunes女士	二零零三年六月三十日	900,000	0.17	153,000
其他僱員	二零零三年六月三十日	13,838,000	0.17	2,352,400
			總計	2,913,400

評估購股權的合計價值時，並無就將來可能註銷期權而作調整。並無就年內授出期權的價值於損益賬確認。授出的購股權將於購股權獲行使時於資產負債表確認。於行使購股權時，按每股已發行股份的面值記入股本，而收得款項淨額超出計入股本賬總額的數額則計入股本溢價。

須注意以畢蘇模式計算期權價值是基於多項假設，及僅是對年內授出購股權價值的一項估計。購股權承授人可得到的財務利益可能與按照畢蘇模式釐定的價值有頗大差別。

主要股東

於二零零三年六月三十日，根據證券及期貨條例第十五部須存置登記冊所記錄，佔本公司已發行股本5%或以上的主要股東權益如下：

股東名稱	普通股數目
Eve Resources Limited	293,388,000

管理合約

年內並無訂立或存在涉及本公司全部或任何主要部分業務的管理及行政合約。

競爭權益

本公司的董事或管理層股東(定義見創業板上市規則)概無於與或可能與本集團業務競爭的業務中擁有權益。

董事會常規及程序

自於聯交所創業板上市以來,本公司已遵從創業板證券上市規則第5.28條至5.39條所載的董事會常規及程序的規定。

審核委員會

本公司於二零零零年二月十日按照符合創業板上市規則第5.23及第5.24條於書面列明職權範圍成立審核委員會。審核委員會由三名成員所組成,包括主席José Manuel dos Santos先生及兩名獨立非執行董事崔世昌先生及盧景昭先生。

購買、出售或贖回上市證券

於本年度內,本公司或其任何附屬公司概無購買、出售或購回本公司任何上市證券。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港,二零零三年九月二十二日

本公佈將由刊登日期起計在創業板網站「最新公司公告」刊登最少七日及刊登在本公司網站www.vodatelsys.com。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 22nd September, 2003 at 4:00 p.m. for the following purposes:

1 To consider and approve the audited consolidated results of the Company and its subsidiaries for the year ended 30th June, 2003 (the "Final Results") and approve the draft announcement of the Final Results to be published on the GEM website, the Company website and irasia.com website;

2 To consider the payment of a final dividend, if any;

3 To consider the closure of the Register of Members, if necessary;

4 To consider the time and venue of the forthcoming Annual General Meeting of the members of the Company; and

5 To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 9th September, 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。



VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

（在百慕達註冊成立的有限公司）

董事會會議公告

愛達利網絡控股有限公司（「本公司」）董事會（「董事會」）謹此公佈，董事會將於二零零三年九月二十二日下午四時正假座澳門氹仔永福街74號愛達利大廈舉行會議，以商討下列事項：

(1)考慮及通過本公司及各附屬公司截至二零零三年六月三十日止財政年度之經審核綜合業績（「全年業績」），並通過將全年業績公佈草案刊登於創業板網站、本公司網站及irasia.com網站；

(2)考慮派付末期股息（如有）；

(3)考慮暫停辦理股份過戶登記手續（倘有需要）；

(4)考慮應屆股東週年大會舉行之時間及地點；及

(5)處理任何其它事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年九月九日

本公佈將於刊登日期後在創業板網站「最新公司公告」刊登最少七日。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors (the "Directors") of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of the Stock Exchange for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading: and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

RESULT OF BOARD MEETING

Reference is made to the announcements of the Company dated 30th January, 2003, 29th July, 2003 and 31st July, 2003 (the "Announcements"). Unless the context requires otherwise, terms defined in the Announcements shall have the same meanings when used in this announcement.

At the Board meeting held on 8th August, 2003, the Board has considered the current status of the proposed spin-off of the MegaInfo Group and the Separate Listing on GEM (the "Spin-Off Proposal"). The Board would like to advise that:-

1. the application for the Separate Listing of the MegaInfo Group remains in progress. As additional time is required for the implementation of the Separate Listing, the register of members of the Company will not be closed on Friday, 15th August, 2003; and

2. the payment of a dividend as part of the Spin-Off Proposal has not been declared.

Further announcement will be made by the Company as and when appropriate.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong 8th August, 2003

This announcement will remain on the "Latest Company Announcements" page of the GEM website for at least seven days from the day of its posting and on the website of the Company at www.vodatelsys.com.

* *for identification only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據聯交所《創業板證券上市規則》之規定提供有關本公司之資料。本公司各董事(「董事」)共同及個別對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之一切意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議之結果

茲提述本公司於二零零三年一月三十日、二零零三年七月二十九日及二零零三年七月三十一日刊發之公佈(「該等公佈」)。除文義另有所指外，該等公佈所界定之詞彙於本公佈中具有相同涵義。

於二零零三年八月八日舉行之董事會會議上，董事會已考慮建議分拆MegaInfo集團及於創業板獨立上市之現況(「分拆建議」)。董事會謹此知會：

1. MegaInfo集團獨立上市之申請仍在處理當中。由於需要更多時間實行獨立上市，本公司將不會於二零零三年八月十五日星期五暫停辦理股份過戶登記手續；及

2. 並無宣派作為分拆建議一部份之股息。

本公司將於適當時候作出進一步公佈。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年八月八日

本公佈將由刊登日期起計最少一連七日在創業板網站「最新公司公告」及本公司網站*www.vodatelsys.com*刊登。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

AMENDMENT TO THE NOTICE OF CLOSURE OF REGISTER OF MEMBERS

The directors of Vodatel Networks Holdings Limited (the "Company") refer to the announcement of the Company dated 31st July 2003 in relation to the closure of the register of members of the Company ("Announcement"), and wish to clarify that (i) there was a typing error in the English version of the Announcement as to the deadline for lodging transfer documents which should read 4:00 p.m. on 14th August 2003 instead of 14th August 2002; and (ii) the information contained in the Chinese version of the Announcement remains correct.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 1st August 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

暫停辦理股份過戶登記手續通告的修訂

愛達利網絡控股有限公司(「本公司」)董事謹此提述本公司於二零零三年七月三十一日所發表有關暫停辦理股份過戶登記手續的公佈(「公佈」)，並謹此澄清(i)公佈的英文版出現手民之誤，交回過戶文件的截止日期應為二零零三年八月十四日下午四時正，而非二零零二年八月十四日；及(ii)公佈的中文版所載資料則維持正確。

承董事會命
愛達利網絡控股有限公司
José Manuel dos Santos
主席

香港，二零零三年八月一日

本公佈將由刊登日期起計最少一連七日在創業板網站「最新公司公告」刊登。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF CLOSURE OF REGISTER OF MEMBERS

The directors of Vodatel Networks Holdings Limited (the "Company") refer to the announcement of the Company dated 30th January 2003 in relation to the spin-off of MegaInfo Holdings Limited ("MegaInfo"). In consideration of a possible dividend payment to the shareholders of the Company as part of the proposal for the spin-off of MegaInfo upon approval of the Stock Exchange of Hong Kong Limited, the directors of the Company hereby announce that the register of members of the Company will be closed on Friday, 15th August 2003, during that day no transfer of shares may be registered.

In order to qualify for the proposed dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's branch share registrar in Hong Kong, Abacus Share Registrars Limited, G/F, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not later than 4:00 pm on 14th August 2002.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 31st July 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

暫停辦理股份過戶登記手續的通告

愛達利網絡控股有限公司(「本公司」)董事謹此提述本公司於二零零三年一月三十日所發表有關將MegaInfo Holdings Limited(「MegaInfo」)分拆的公佈。待香港聯合交易所有限公司批准後，本公司可能會向股東支付股息，作為將MegaInfo分拆的建議一部分，本公司董事謹此宣佈，本公司將於二零零三年八月十五日星期五，暫停辦理股份過戶登記手續，當日不會辦理任何股份過戶登記。

為符合資格收取建議的股息，所有過戶文件，連同有關股票，必須於二零零三年八月十四日下午四時正前，交回本公司於香港的股份登記分處雅柏勤證券登記有限公司，地址為香港灣仔告士打道56號，東亞銀行港灣中心地下。

承董事會命
愛達利網絡控股有限公司
José Manuel dos Santos
主席

香港，二零零三年七月三十一日

本公佈將由刊登日期起計最少一連七日在創業板網站「最新公司公告」刊登。

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement, for which the directors of Vodatel Networks Holdings Limited collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to Vodatel Networks Holdings Limited. The directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief (1) the information contained in this announcement is accurate and complete in all material respects and not misleading; (2) there are no other matters the omission of which would make any statement in this announcement misleading; and (3) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.


VODATEL

VODATEL NETWORKS HOLDINGS LIMITED

愛達利網絡控股有限公司*

(incorporated in Bermuda with limited liability)

NOTICE OF BOARD OF DIRECTORS' MEETING

The board of directors (the "Board") of Vodatel Networks Holdings Limited (the "Company") hereby announces that a meeting of the Board will be held at No. 74 da Rua da Felicidade, Edf. Vodatel, Taipa, Macau on 8th August, 2003 at 5:00 p.m. for the following purposes:

1. To consider the spin-off of MegaInfo Holdings Limited, initial details of which are set out in the Company's announcement dated 30th January, 2003;

2. To consider the payment of a dividend as part of the proposal for the spin-off of MegaInfo Holdings Limited, if any; and

3. To transact any other business.

By order of the Board
Vodatel Networks Holdings Limited
José Manuel dos Santos
Chairman

Hong Kong, 29th July, 2003

This announcement will remain on the GEM Web Site on the "Latest Company Announcement" page for at least 7 days from the date of its positing.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本公佈乃根據香港聯合交易所有限公司《創業板證券上市規則》之規定提供有關愛達利網絡控股有限公司之資料。愛達利網絡控股有限公司各董事個別及共同對本公佈承擔全部責任。各董事於作出一切合理諮詢後確認，就彼等所知及所信：(1)本公佈所載之資料在各重大方面均屬真確及完整，且無誤導；(2)本公佈並無遺漏任何其他事項，致使本公佈之內容有所誤導；而(3)本公佈所表達之意見已經審慎周詳考慮，並按公平合理之基準及假設而作出。



VODATEL NETWORKS HOLDINGS LIMITED
愛達利網絡控股有限公司*

(在百慕達註冊成立的有限公司)

董事會會議公告

愛達利網絡控股有限公司(「本公司」)董事會(「董事會」)謹此公佈，董事會將於二零零三年八月八日下午五時正，假座澳門氹仔永福街74號愛達利大廈舉行會議，以處理下列事項：

1. 考慮分拆MegaInfo Holdings Limited，其初步詳情載於本公司於二零零三年一月三十日之公布；

2. 考慮支付股息(如有)，以作為分拆MegaInfo Holdings Limited的方案一部份；及

3. 處理任何其他事項。

承董事會命
愛達利網絡控股有限公司
主席
José Manuel dos Santos

香港，二零零三年七月二十九日

本公佈將由刊登日期起最少一連七日在創業板網站「最新公司公告」刊登。

* 僅供識別